YUKOS

YUKOS OIL COMPANY

02 NOV -5 AM 8:57

82-4209

File No. 141416

02055891

Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street
Washington, D.C. 20549
United States of America

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

SUPPL

October 31, 2002

Attn: Special Counsel/Office of International Corporate Finance

Ladies and Gentlemen:

This submission is being made by YUKOS, an open joint stock company created and existing in accordance with the laws of the Russian Federation (the "Company"), as part of the Company's obligations required to maintain the exemption granted to the Company from the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) promulgated thereunder ("Rule 12g3-2(b)").

Attached hereto are Annexes (1): brief descriptions of material events affecting the Company's business; (2): English summaries of press releases that were made public and available to shareholders and published in the mass media and on the Company's Internet site; (3): Quarterly Report (2nd Quarter 2002) to be submitted to the Federal Securities Commission; (4) U.S. GAAP Consolidated Financial Statements for 2001 (in US dollars); (5) U.S. GAAP Consolidated Financial Statements for the first quarter of 2002 (in US dollars). Annexes 1 and 3 are required to be filed by the Company with the Federal Commission for the Securities Market of the Russian Federation (FCSM).

Sincerely,

dlw 11/14

26, Ulansky lane, Moscow, 103045, Russia
Phone: (7-095) 232-3161, fax: (7-095) 232-3160

Annex 1

Brief descriptions of material events affecting the Company's business

1. Data on changes in the list of shareholders of the Company: message of September 30, 2002 on a change in the share held by the Closed Joint Stock Company "Brunswick UBS Warburg Nominees" in the Company's charter capital from 15.02% to 14.95%; message serial number in accordance with the FCSM classification - 0300198A30092002.

2. Data on changes in the list of persons which have 5 percent or more votes in the top management body of the Company: message of September 30, 2002 on a change in the share held by the Closed Joint Stock Company "Brunswick UBS Warburg Nominees" in the Company's top management body from 15.02% to 14.95%; message serial number in accordance with the FCSM classification - 0500198A30092002.

3. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 29, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Samaraneftegas" from 95.18% to 100%; message serial number in accordance with FCSM classification - 0400198A29082002.

4. Data on changes in the list of shareholders of the Company: message of September 25, 2002 on a change in the share held by the Open Joint Stock Company Joint Stock Commercial Bank "Trust and Investment Bank" in the Company's charter capital from 61.85% to 58.96 %; message serial number in accordance with the FCSM classification - 0300198A25092002.

5. Data on changes in the list of persons which have 5 percent or more votes in the top management body of the Company: message of September 25, 2002 on a change in the share held by the Open Joint Stock Company Joint Stock Commercial Bank "Trust and Investment Bank" in the Company's top management body from 61.85% to 58.96%; message serial number in accordance with the FCSM classification - 0500198A25092002.

6. Data on changes in the list of legal persons in which the Company owns a share of participation: message of September 23, 2002 on a change in the legal-organizational form of the Closed Joint Stock Company "Tomsk-Terminal". The Closed Joint-Stock Company "Tomsk-Terminal" has been reorganized by way of transformation (change of legal-organizational form) into the Limited Liability Company "Tomsk-Terminal"; message serial number in accordance with FCSM classification - 1000198A23092002.

7. Data on changes in the list of legal persons in which the Company owns a share of participation: message of September 18, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Stavropolnefteprodukt" from 75% to 100%; message serial number in

accordance with FCSM classification - 0400198A18092002.

8. Data on changes in the list of legal persons in which the Company owns a share of participation: message of September 18, 2002 on a change in the legal-organizational form of the Closed Joint Stock Company "Tambov-Terminal". The Closed Joint-Stock Company "Tambov-Terminal" has been reorganized by way of transformation (change of legal-organizational form) into the Limited Liability Company "Tambov-Terminal"; message serial number in accordance with FCSM classification - 1000198A19092002.

9. Data on changes in the list of legal persons in which the Company owns a share of participation: message of September 18, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Tambovnefteprodukt" from 50% to 100%; message serial number in accordance with FCSM classification - 0400198A18092002.

10. Data on changes in the list of legal persons in which the Company owns a share of participation: message of September 05, 2002 on a change in the legal-organizational form of the Closed Joint Stock Company "Khakas-Terminal". The Closed Joint-Stock Company "Khakas-Terminal" has been reorganized by way of transformation (change of legal-organizational form) into the Limited Liability Company "Khakas-Terminal"; message serial number in accordance with FCSM classification - 1000198A05092002.

11. Data on changes in the list of legal persons in which the Company owns a share of participation: message of September 05, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Syzran Oil Refinery" from 84.5% to 100%; message serial number in accordance with FCSM classification - 0400198A05092002.

12. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 30, 2002 on a change in the legal-organizational form of the Closed Joint Stock Company "Samara-Terminal". The Closed Joint-Stock Company "Samara-Terminal" has been reorganized by way of transformation (change of legal-organizational form) into the Limited Liability Company "Samara-Terminal"; message serial number in accordance with FCSM classification - 1000198A30082002.

13. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 27, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Lipetsknefteprodukt" from 45.83% to 100 %; message serial number in accordance with FCSM classification - 0400198A27082002.

14. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 13, 2002 on a change in the legal-organizational form of the Closed Joint Stock Company "Ulyanovsk-Terminal". The Closed Joint-Stock Company "Ulyanovsk-Terminal" has been reorganized by way of transformation (change of legal-organizational form) into the Limited Liability Company "Ulyanovsk-Terminal"; message serial number in accordance with FCSM classification - 1000198A13082002.

15. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 08, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Buryatnefteprodukt" from 59.98% to 94.6%; message serial number in accordance with FCSM classification - 0400198A08082002.

16. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 08, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Bryansknefteprodukt" from 83.04% to 100%; message serial number in accordance with FCSM classification - 0400198A08082002.

17. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 08, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Middle Volga Scientific-Research Institute of Oil Refining" from 37.98% to 95.43%; message serial number in accordance with FCSM classification - 0400198A08082002

18. Data on changes in the list of legal persons in which the Company owns a share of participation: message of July 18, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Vostok Asia Transit" from 0% to 66%; message serial number in accordance with FCSM classification - 0400198A18072002

19. Data on changes in the list of shareholders of the Company: message of July 23, 2002 on a change in the share held by the Closed Joint Stock Company "Brunswick UBS Warburg Nominees" in the Company's charter capital from 14.79% to 15.33%; message serial number in accordance with the FCSM classification - 0300198A23072002.

20. Data on changes in the list of persons which have 5 percent or more votes in the top management body of the Company: message of July 23, 2002 on a change in the share held by the Closed Joint Stock Company "Brunswick UBS Warburg Nominees" in the Company's top management body from 14.79% to 15.33%; message serial number in accordance with the FCSM classification - 0500198A23072002.

Annex 2

YUKOS holds extended management meeting in Vilnius

Vilnius, Lithuania, September 28, 2002. –YUKOS Oil Company's Extended Management Meeting held today in Vilnius was focused on the Company's international business strategy and interim performance results for the first 9 months of the year.

"We intend to accelerate YUKOS' international projects in order to increase the value of the company," stated YUKOS' CEO Mikhail Khodorkovsky. "One of the priority business goals of the Company in the next five years will be the accelerated development of various foreign markets for crude oil and refined products and the efficient integration of new foreign assets."

Pursuant to resolutions adopted at the Extended Management Meeting, forward-looking targets for YUKOS in 2002-2007 shall among other things include the development of Chinese crude oil and products markets, increased crude oil and products exports to Europe, and efficient crude deliveries of more than 5 million MT a year to the US.

In the short-term, a priority task for YUKOS' managers will be to organize all of their activities according to international standards of corporate governance.

The Extended Management Meeting also included round-table discussions focusing on exploration and production, refining, and infrastructure and logistics, as well as business discussions of the Company's operating plans for the year 2003.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS REPORTS US GAAP RESULTS for the first QUARTER of 2002

Moscow, September 25, 2002. YUKOS Oil Company ("YUKOS" or the "Company") today reported its consolidated financial results for the first quarter of 2002. For the first time, YUKOS has adopted the US dollar as the Company's official reporting currency and has also provided historical financial statements for 2001 expressed in US dollars. YUKOS' financial statements were prepared in accordance with US GAAP and have been reviewed (for the first quarter statements) or audited (for the full-year statements) by PricewaterhouseCoopers.

2002 First Quarter Financial and Operating Highlights

		1st Quarter 2002	1st Quarter 2001
Sales and other operating revenues	mln USD	2,009	2,412
Net Income	mln USD	462	526
Earnings per share, basic	USD	0.21	0.25
Earnings per share, diluted	USD	0.21	0.25
Production	mln MT	15.6	13.4
	mln bbl	114	98
Refinery throughput	mln MT	7.6	7.1
	mln bbl	55	52

- Sales and other operating revenues of USD 2,009 million in the first quarter of 2002, down 16.7% year on year, as increased production and higher exports of crude and refined products were offset by lower domestic and international prices
- Upstream crude oil production growth to average rate of 1,269 thousand barrels per day, up 17.0% compared to the first quarter of 2000, about twice the Russian oil industry average
- Refinery throughput increased 7.5% to average of 616 thousand barrels per day
- E&P production costs, excluding depreciation and taxes, declined by 8.7% to $1.76 per bbl as cost efficiency remains a key management priority.

2002 year-to-date strategic developments

- Significant expansion of gas assets with acquisitions of interests in OAO Arctic Gas Company, ZAO Rospan International and ZAO Urengoil Inc.
- Improved access to European crude export transport infrastructure through acquisition of 49% stake in Transpetrol a.s., a Slovakian oil pipeline operator.
- Acquisition of 53.7% interest in the AB Mažeikių Nafta refinery complex in Lithuania, which secured a major long-term export outlet, port facilities, and pipeline for crude oil, and expanded YUKOS' position in oil products.
- Acquisition of additional stake in Eastern Oil Company in East Siberia.
- Joint cooperation with TotalFinaElf in Russian Black Sea exploration.
- First direct shipment of crude oil to the USA.

"Continued focus on cost efficiency and rapid growth of our production helped to mitigate the effects of lower oil and oil products prices on domestic and export markets at the beginning of the year," said YUKOS CEO Mikhail Khodorkovsky. "We expect to see a positive impact from the improved price environment on YUKOS' financial results for the remainder of the year."

2002 First quarter financial review

Sales and other operating revenues were USD 2,009 million in the first quarter of 2002, compared to USD 2,412 million in the same period of 2001. Net income was USD 462 million in the first quarter of 2002, compared to USD 526 million in the first quarter of 2001.

Basic and diluted earnings per share in the first quarter of 2002 were USD 0.21 per ordinary share, compared to USD 0.25 per ordinary share the first quarter of 2001.

Operating environment: increased production, lower realized prices

During the first quarter of 2002 YUKOS produced 15.6 million metric tons (114 million barrels) of crude oil. This represents a 17.0% increase over the same period of 2001. Refinery throughput increased by 7.5% in the first quarter of 2002 versus the first quarter of 2001 to 7.6 million metric tons (55 million barrels). Light product yield was 57.72% in the first quarter of 2002, compared to 58.76% in the first quarter of 2001.

Total crude oil and oil product sales, including resales of purchased crude oil and refined products purchased from third parties, reached 15.1 million metric tons (110 million barrels) in the first quarter of 2002, an 8.0% increase over the same period of 2001. Crude oil exports to all countries, including resale of crude oil purchased from third parties, were 7.8 million metric tons (57 million barrels) in the first quarter of 2002, a 4.3% increase year on year. Exports of YUKOS' own crude were 48.8% of crude oil production in the first quarter of 2002. Exports of refined products in the first quarter of 2002 totaled 2.3 million metric tons and domestic sales of oil products were 4.4 million metric tons.

The average realized price for exported crude outside the CIS in the first quarter of 2002 was USD 146.44 per metric ton (USD 20.06 per barrel), compared to USD 170.52 per metric ton (USD 23.36 per barrel) in the same period of 2001, a decrease of 14.1%. In the first quarter of 2002, the average realized export price for refined products was USD 157.87 per metric ton, compared to USD 204.56 per metric ton in the same period of 2001, a decrease of 22.8%. On the domestic refined product market the average realized price was USD 101.79 per metric ton in the first quarter of 2002, compared to USD 149.49 per metric ton in the same period of 2001, a decrease of 31.9%.

Financial Performance: stable costs, lower revenues in weaker market environment

Sales and other operating revenues were USD 2,009 million in the first quarter of 2002, compared to USD 2,412 million in the first quarter of 2001. Operating expenses were USD 319 million in the first quarter of 2001, up 10.8% compared to the same period of 2001. This increase

was largely due to higher energy costs and salary increases at certain of our operating subsidiaries as well as higher crude production and refining throughput.

Earnings before interest, taxes, depreciation, and amortization (EBITDA, defined as gross sales and other operating revenues less costs and other deductions plus DD&A) for the first quarter of 2002 was USD 692 million, compared to USD 1,017 million in the same period of 2001. Depreciation, depletion and amortization was USD 75 million in the first quarter of 2002, compared to USD 62 million in the same period of 2001. This increase was a combined result of increased production and significant investments undertaken during the past year.

Net cash flow from operating activities was USD 385 million in the first quarter 2002, compared to USD 836 million in the same period of 2001, the decline resulting from weaker realized prices as well as from increases in working capital, primarily trade accounts receivable.

Capital expenditures totaled USD 277 million in the first quarter of 2002, compared to USD 193 million in the first quarter of 2001. Capital expenditures in the upstream in the first quarter of 2002 were USD 202 million, while downstream and other capex totaled USD 75 million for the quarter. Capital expenditures in upstream were USD 162 million while downstream and other capex totaled USD 31 million for the first quarter of 2001.

Cash, cash equivalents, and marketable securities as of March 31, 2002 were USD 3,255 million compared to USD 3,445 million at December 31, 2001. Long-term and short-term debt was USD 101 million at the end of the first quarter of 2002 compared to USD 116 million at December 31, 2001.

YUKOS Oil Company also reported its consolidated financial results for full year 2001 expressed in US dollars. Sales and other operating revenues were USD 9,461 million in 2001, compared to USD 9,032 million in 2000. Net income was USD 3,156 million in 2001, compared to USD 3,724 million in 2000. Earnings before interest, taxes, depreciation, and amortization (EBITDA) in 2001 was USD 3,904 million, compared to USD 4,906 million in 2000.

YUKOS is Russia's largest fully privatized oil and gas company. Information about YUKOS can be found on the YUKOS website at www.yukos.com.

YUKOS ordinary shares are traded on the RTS (Russian Trading System) and listed on MICEX (Moscow Interbank Currency Exchange) and Moscow Stock Exchange (MSE). YUKOS ADRs are traded over the counter in the US, Munich, London, Frankfurt and Berlin.

<ins>Forward-looking statements</ins>. *Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.*

Operating Data

	1Q 2002	1Q 2001
Oil production (million metric tons)	15.6	13.4
Oil production (million barrels)	114	98
Refinery throughput (million metric tons)	7.6	7.1
Refinery throughput (million barrels)	55	52
Light products yield (%)	57.72%	58.76%
Total crude oil and oil product sales (million metric tons)	15.1	13.9

Condensed Consolidated Balance Sheets
(expressed in millions of US Dollars)

	March 31, 2002	December 31, 2001
Current assets	6,086	5,910
Total assets	11,202	10,498
Current liabilities	1,419	1,351
Total liabilities	2,426	2,257
Minority interest	170	182
Total shareholders' equity	8,606	8,059

Condensed Consolidated Statement of Operations
(expressed in millions of US Dollars, except as indicated)

	1Q 2002	1Q 2001
Sales and other operating revenues	2,009	2,412
Costs and other deductions	(1,392)	(1,457)
Other income	32	31
Total income tax	(198)	(470)
Minority interest	11	10
Net income	462	526
Basic weighted average number of ordinary shares outstanding (millions of shares)	2,152	2,130
Diluted weighted average number of ordinary shares outstanding (millions of shares)	2,155	2,130
Basic and diluted net income per ordinary share (USD per share)	0.21	0.25

Condensed Consolidated Statement of Cash Flows
(expressed in millions of US Dollars)

	1Q 2002	1Q 2001
Net income	462	526
Adjustments to reconcile net income to net cash provided by operating activities	185	473

Total changes in operational working capital, excluding cash and debt	(262)	(163)
Net cash from operating activities	385	836
Net cash used for investment activities	(645)	(503)
Net cash used for financing activities	(18)	(111)
Effect of foreign exchange on cash balances	(14)	(38)
Net change in cash and cash equivalents	(292)	184

YUKOS completes purchase of additional interest in Mažeikių Nafta

Moscow/Vilnius, September 19, 2002 - YUKOS Oil Company announced today that a wholly-owned subsidiary had completed the purchase of an additional interest in the Lithuanian company AB Mažeikių Nafta.

The YUKOS subsidiary purchased its additional 26.85% interest and associated rights in the Mažeikių Nafta complex from Williams International Company for $85 million. In addition, a YUKOS subsidiary has assumed the rights and obligations of Williams International relating to a loan to Mažeikių Nafta, guaranteed by the Lithuanian government, in the amount of $75 million plus accrued interest. Combined with the purchase of its initial interest in Mažeikių Nafta in June of this year, the YUKOS subsidiary now owns 53.7% of Mažeikių Nafta. The YUKOS subsidiary also has acceded to the rights and certain obligations of Williams International in a series of agreements with the Government of Lithuania, including the management of the complex. Virtually all of the existing Mažeikių management staff will remain in place for at least the next 90 days while future management personnel requirements are being evaluated.

YUKOS RM First Vice President Mikhail Brudno said: "YUKOS is pleased to be able to increase its shareholding interest in Mažeikių Nafta and is ready to take on the challenge of managing the complex for the benefit of all the shareholders. YUKOS will now take forward the modernization and improvements designed to make Mažeikių Nafta a viable and profitable competitor in European refined products markets. YUKOS also intends to cooperate and act in partnership with the Government of Lithuania to make improvements intended to ensure the success of Mažeikių Nafta for the future."

YUKOS Oil Company CFO Bruce Misamore also commented: "When YUKOS purchased its initial interest in June, we said that it was a long-term commitment by YUKOS to Lithuania and to Mažeikių Nafta. This additional investment and the management role being assumed by YUKOS emphasizes this commitment and YUKOS' dedication to making Mažeikių Nafta a key European refining operation."

YUKOS says shipping Russian oil directly to US appears to be economic

Moscow, 18 September 2002 –YUKOS Oil Company has completed its preliminary analysis of the economics of the first-ever direct shipments of Russian oil to the USA. As part of a pilot program, international traders who purchased crude from YUKOS have made two shipments of crude to the port of Houston, TX, with the tanker Astro Lupus delivering 1.72 million barrels on 3 July and the tanker Luxemburg arriving with 1.91 million barrels on 10 August.

"When we analyzed the economics of the first two oil deliveries to international traders for subsequent shipment to the American market, we could see that this fundamentally new export direction looks quite promising indeed," announced YUKOS RM President Nikolay Bychkov. "Our calculations show that the economics of shipping oil to the US from Black Sea ports can compare favorably with shipping to Europe."

The main factors affecting the economics of shipping oil to the US are world crude price dynamics, the price differential between Brent and WTI, the amount of the discount applied to WTI when shipping to the US market, and transportation costs.

In view of the relationship between these factors throughout 2002, YUKOS plans to continue its pilot program of crude deliveries to international traders for shipment to the US market through the end of this year, in order to ascertain the reliability of the model over a longer time span. It is planned to continue shipments of Russian crude oil to the USA.

Forward-looking statements: Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of NK YUKOS. We caution you that these statements are not guarantees of future performance or of the occurrence of the forecasted events, and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS to begin reporting financial results in US Dollars

Moscow, September 11, 2002 - YUKOS Oil Company announced today that it will release its US GAAP earnings for the first quarter of 2002 on September 25, 2002. For the first time, the reporting currency for YUKOS' GAAP financial statements will be US dollars. US GAAP financial statements in US dollars for the year 2001 will be released on the same day.

"We are pleased to announce that YUKOS has successfully completed the important project of changing its reporting currency to US dollars," said YUKOS CFO Bruce Misamore. "A significant effort has gone into ensuring that the US dollar financials for the first quarter of this year as well as earlier reporting periods are of the highest quality. We are confident that our delay in releasing first quarter financial results while this conversion process was being finalized will be more than made up for by the increased transparency and convenience available to our investors as they read and interpret our financial statements."

As before, YUKOS' financial statements are prepared in accordance with US GAAP and reviewed (for interim statements) or audited (for the full-year statements) by PricewaterhouseCoopers. YUKOS' first quarter 2002 results and the financial statements for the first quarter of 2002 and full year 2001 will be released on September 25, 2002 and will be posted on the company's web site (www.yukos.com, www.yukos.ru). A conference call for the financial community will be hosted by YUKOS' management on the same date and will be webcast on the Company's web site beginning at 5:00 p.m Moscow time (2:00 pm London/9:00 am New York) The conference call will be available for replay for one week thereafter.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

NK YUKOS announces offer to OAO Eastern Oil Company (VNK) shareholders

Moscow, September 6, 2002 – Today, the YUKOS Oil Company made and publicly announced a proposal (offer) to shareholders of OAO Eastern Oil Company (VNK) to acquire the shares in VNK belonging to them .

"The offer is fully consistent with generally accepted principles of corporate governance and conforms with the interests of both VNK and NK YUKOS shareholders," declared NK YUKOS Chief Financial Officer Bruce Misamore. "The price to be offered for the VNK stock has been calculated based on the auction price of VNK shares in May 2002, less a portion of the imputed premium that NK YUKOS paid for the blocking interest and provides a premium to VNK shareholders both versus historic VNK trading prices and with respect to an independent valuation of the shares."

Under the terms of the offer, OAO Eastern Oil Company shareholders will be able to sell all or part of the VNK shares belonging to them to NK YUKOS at a price of 2.30 rubles per one ordinary share. The proposed price was determined by NK YUKOS based on the recommendations of an independent appraiser, ZAO International Appraisal Center, and the Company's financial consultant, the investment bank Renaissance Capital.

The offer by NK YUKOS to buy Eastern Oil Company shares will be effective from September 20, 2002 through December 6, 2002. NK YUKOS' agent for the acquisition of the OAO Eastern Oil Company shares within the framework of the offer is OAO Trust and Investment Bank.

Prior to the expiration of the offer, the Boards of Directors of the YUKOS Oil Company and the Eastern Oil Company will review the model for the reorganization of VNK developed by the company's financial consultant, the independent investment bank Renaissance Capital and approved by the international law firm White & Case. In addition, the Boards of Directors of NK

YUKOS and VNK will review the Agreement for merger of OAO Eastern Oil Company into OAO YUKOS Oil Company, and will define the ratio for the conversion of VNK shares into YUKOS shares, as well as shares buy out prices. Subsequently, these issues will be presented for consideration at extraordinary shareholder meetings of OAO Eastern Oil Company and OAO YUKOS Oil Company. In accordance with applicable laws, during the course of consolidation process, VNK shareholders will be given an opportunity either to swap their shares for NK YUKOS shares or to sell them at the price approved by the shareholder meeting.

Forward-looking statements:

Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance or of the occurrence of the forecasted events, and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

References:

Open letter from NK YUKOS to VNK shareholders

Proposal (offer) to acquire ordinary shares in OAO Eastern Oil Company

Opinion of the law firm White & Case on compliance with Article 80 of the Federal Law "On Joint-Stock Companies"

Preliminary plan for the reorganization of VNK developed NK YUKOS' financial consultant, the investment bank Renaissance Capital

Opinion of the law firm White & Case on the consistency with the law of the VNK reorganization plan

YUKOS to Acquire Williams' Stake in Mažeikių Nafta

Tulsa/Moscow/Vilnius, August 20, 2002 – Today, YUKOS Oil Company (RTS:YUKO) and Williams (NYSE:WMB) announced an agreement for the purchase, by a YUKOS subsidiary, of Williams International Company's 26.85 percent equity interest in AB Mažeikių Nafta, the Lithuania oil refining and transportation complex, for USD 85 million. The purchase will also include the transfer to YUKOS of the management rights to Mažeikių Nafta. The Government of Lithuania, which has been formally notified under the bona fide offer provisions of the June 18, 2002 Agreement by which the YUKOS subsidiary had acquired its initial interest, has certain pro rata purchase option rights with respect to the equity interest being sold by Williams. Closing of the transaction is expected before the end of September 2002.

Mikhail Brudno, First Vice-President of YUKOS RM, said, "YUKOS is pleased to be able to increase its percentage ownership in Mažeikių Nafta and assume management control. As indicated at the time of YUKOS' purchase of its initial stake in Mažeikių Nafta in June, YUKOS is making a commitment to Lithuania, and this transaction is further evidence of that commitment."

"The sale of Williams' stake in Mažeikių Nafta is part of our near-term strategy to concentrate on our core business and deliver a higher percentage of cash earnings, strengthening its financial condition and providing a solid base for the company to move forward," said Randy Majors, Managing Director of Williams International. "Williams is proud to have been associated with the talented and highly qualified Lithuanian work force. Together, we made many improvements and arranged for a reliable source of crude oil for the refinery, and we are confident that the YUKOS and Lithuanian management will bring financial success to Mažeikių Nafta."

The proposed sale is subject to conditions precedent, including approvals by the boards of YUKOS, the YUKOS subsidiary, and Williams, respectively.

Forward-looking Statements.

Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of Williams or YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS' PRODUCTION UP 16.5% IN FIRST 6 MONTHS OF 2002[1]

Moscow, 15 August 2002. YUKOS Oil Company today released its preliminary operating results for the first six months and for the second quarter of 2002. In the first half of 2002, YUKOS produced 32.3 million metric tons (236 million barrels) or 16.5% more than in the same period of 2001. YUKOS' refinery throughput also increased in the first half of 2002, by 6.8% compared to the first six months of 2001, to 15.1 million metric tons (110 million barrels).

YUKOS continues to target a production increase of about 70 million metric tons of oil and gas at oil equivalent for 2002.

[1] Preliminary operating results represent YUKOS' management reporting data. Comparative sales volumes information for the six months of 2001 and for the second quarter of 2001 (excluding crude and product purchases from third parties) represents actual crude and product sales data as published in financial statements in accordance with US GAAP.

YUKOS produced 16.6 million metric tons (122 million barrels) of oil in the second quarter of 2002, which is 16.1% more than in the corresponding period of 2001. Refinery throughput increased by 6.1% in the second quarter of 2002 to 7.5 million metric tons (55 million barrels).

In the first six months of 2002, crude oil exports came to 16.3 million metric tons (119 million barrels), a 15.9% increase over the first six months of 2001. In the second quarter of 2002, crude oil exports were 8.7 million metric tons (63 million barrels), an increase of 17.0% over the level of exports in the same period of 2001.

Light product yield at Company refineries was 58.15% in the first half of 2002, compared to 59.01% in the first six months of 2001. Light product yield at Company refineries was 58.59% in the second quarter of 2002, compared to 59.23% in the second quarter of 2001.

In the first half of 2002, sales of oil products on the domestic market were at a level of 8.9 million tons (66 million barrels), 11.8% up from the first half of 2001. Oil product exports increased by 8.4% to 4.8 million tons (34 million barrels) in the first six months of 2002. Sales of oil products on the domestic market in the second quarter of 2002 came to 4.6 million metric tons (35 million barrels), which is 23.5% higher than in the same period of 2001. Oil product exports were at the level of 2.5 million metric tons (18 million barrels) in the second quarter of 2002.

YUKOS drilled 470.3 thousand meters of production wells in the first six months of 2002, 32.8% more than in the first six months of 2001. 164 new wells were placed on stream in the first half of 2002, compared to 175 in the first half of 2001. YUKOS drilled 264.8 thousand meters of production wells in the second quarter of 2002, 46.2% more than in the second quarter of 2001. 99 new wells were placed on stream in the second quarter of 2002, compared to 96 in the second quarter of 2001.

Forward-looking statements. Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Table 1: YUKOS preliminary operational results for the first six months of 2002

	1H02	1H01	1H02	1H01	Percentage change from 2001 to 2002*
	mln MT		mln bbl		
Crude oil production	32.3	27.7	236	202	16.5%
Refinery throughput	15.1	14.2	110	103	6.8%
Crude and oil product sales	31.2	26.7	227	195	16.9%
Crude oil exports	16.3	14.0	119	103	15.9%

Domestic oil product sales	8.9	8.0	66	59	11.8%
Oil product exports	4.8	4.4	34	31	8.4%

Table 2: YUKOS preliminary operational results for second quarter of 2002

	2Q02	2Q01	2Q02	2Q01	Percentage change from 2001 to 2002*
	mln MT		mln bbl		
Crude oil production	16.6	14.3	122	105	16.1%
Refinery throughput	7.5	7.1	55	51	6.8%
Crude and oil product sales	16.5	13.7	120	100	20.4%
Crude oil exports	8.7	7.4	63	54	17.0%
Domestic oil product sales	4.6	3.7	35	28	23.5%
Oil product exports	2.5	2.4	18	17	4.0%

** Percentage changes are calculated from volume data before rounding*

YUKOS Oil Company and Bank MENATEP St. Petersburg launch fuel card project

Moscow, 14 August 2002. - YUKOS Oil Company and Bank MENATEP St. Petersburg have started a major project for the issuance of fuel cards by YUKOS' product marketing companies to YUKOS and Bank MENATEP St. Petersburg customers.

"We are pleased to give YUKOS' customers the opportunity of non-cash payment for fuel, goods, and services," said YUKOS RM President Nikolay Bychkov. "The new service will be available to both corporate and private customers at all of the Company's service stations throughout Russia."

"YUKOS fuel cards will be an additional product offered by the bank to its clients," said MENATEP St. Petersburg Executive Vice-President Irina Yatsenko. "In the future, we intend to issue a fundamentally new product that will combine fuel and international bank cards."

The project envisages the use of sophisticated "chip-card" technology to process payments. Fuel purchases may be accounted either by the liter or in rubles. Bank MENATEP St. Petersburg branch offices will process the payments.

YUKOS OIL STATEMENT

The YUKOS group of companies is extremely pleased that the U.S. District Court in Houston has dismissed the case against YUKOS Oil Company and has also refused to grant Dardana's federal court attempt to garnish $17 million owed by ExxonMobil to Petroval, an international trading company associated with the YUKOS group of companies, for the sale of almost two million barrels of crude oil. YUKOS prevailed in this case because the federal court held there was no jurisdiction over YUKOS Oil Company.

The federal judge did remand to the Houston state court a portion of the case dealing with the garnishment issue for further decision. YUKOS continues to believe that it will likewise prevail on the garnishment issues in the state court for many reasons, including, most importantly, the fact that the underlying case against YUKOS Oil Company has been dismissed.

The first crude oil shipment to the United States which arrived in the Port of Houston on July 3, 2002, was the start of several future shipments of YUKOS crude oil to the United States over the next few months. This pilot program of shipments of YUKOS crude oil is designed to determine the economics of continued shipments of oil to the U.S. and is underpinned by the energy cooperation agreement signed by Presidents Bush and Putin to help the United States increase its supplies of non-OPEC crude oil.

This was a complicated lawsuit. There is no legal judgment against YUKOS Oil Company that it has improperly avoided by refusing to pay or by hiding assets. There is only an arbitration award which must be confirmed by a court before it becomes a judgment for which YUKOS Oil Company is legally indebted. If YUKOS Oil Company was not properly subject to arbitration, an arbitration award against it cannot be so confirmed. YUKOS believes that YUKOS Oil Company was not subject to arbitration because it was not a party to the contract calling for arbitration.

YUKOS Oil Company is entitled to, and has raised, this defense in the courts where Dardana has tried to confirm the award. YUKOS Oil Company has been successful in defeating Dardana's attempt to enforce the original arbitration award against it in all previous legal actions, brought in both the federal court in New York and in the English courts. The federal case in Houston was based on the same facts as these other two cases and that is why YUKOS Oil Company was also successful in Houston.

Annex 2

YUKOS Quarterly Report (2th Quarter 2002) to be submitted to the Federal Securities Commission.

Summary

As provided for by Resolution № 31 of the Federal Commission for the Securities Market (FCSM), the YUKOS Corp. quarterly report shall reveal information about the Company that may influence investors' and shareholders' decision-making.

The quarterly report consists of three sections.

The first section contains general information about the Company, affiliated companies and persons, and describes the Company's operations during the quarter.

The second section contains financial information such as balance sheet, accounts payable and receivable, profit and loss statement, cash flow statement, changes in assets and profits, information on major transactions, liabilities and investments.

The third section contains information on securities issued by the Company.

Given a huge volume and abundance of data, this paper summarises the content of the report, highlighting the most significant and important issues.

The numeration given hereto is consistent with that of RF FSC (Resolution № 31).

Items 1 through 8 are missing because they describe general data presentation requirements.

General information (items 9-44)

Items 9-15 contain the following information: the Company's name and its official address, industry specific codes, state registration and license details.

Item 16 contains general information about "PricewaterhouseCoopers Audit," the Company's auditor

Item 17 presents general information about "M-Reestr," the Company's Registrar

Item 18 states that YUKOS Corp. has no depository.

Item 19 gives a list of registered shareholders that control at least 5% of the authorised capital:

> Trust and Investment Bank (nominee holder) – the ownership interest in the authorised capital is 61.79%
> Closed Joint Stock Company "Brunswick UBS Warburg Nominees" (nominee holder) – the ownership interest in the charter capital is 14.84%.
> Limited Liability Company "Deutsche Bank" (nominee holder) – the ownership interest in the charter capital is 11.13%

Annual number of shareholders: 57133.

Item 20 describes the management structure (shareholder meeting, the Board of Directors and the President) and theirs competence as provided for by the Company's Charter.

Item 21 presents the information regarding service record for the last five years and their holdings in the company (if any) for each member of the Board of Directors.

Item 22 states that YUKOS Corp. is being managed by 'YUKOS Moscow' (YM) and gives the information about YM President and each member of its Board of Directors, revealing their service records for the last five years and their holdings in the Company (if any).

Item 23 specifies the total amount of compensation payable to the members of the Board of Directors of YUKOS Corp.

Item 24 enrols subsidiaries and other companies in which YUKOS Corp. has at least 5% interest.

Item 25 gives details on third party (as listed in i. 24) holdings in YUKOS Corp.

Item 26 enumerates other affiliated companies.

Item 27 gives details on YUKOS holdings in the companies listed in i. 26

Item 28 gives details on third party (as listed in i. 26) holdings in YUKOS Corp.

Item 29. lists those parties who have at least 5% of the votes in the top management body of YUKOS Corp.

Item 30 states that YUKOS Corp. is a member of the American Chamber of Commerce in Russia, the World Economic Forum, the US-Russia Business Council, and the Royal Institute for Foreign Relations.

Item 31 states that YUKOS Corp. has three representative offices in Samara (Russia), Budapest (Hungary) and Beijing (China).

Item 32 presents overall headcount in YUKOS Corp.

Item 33 gives performance highlights, namely: production, major suppliers and customers, market environment and major competitors, working capital.

Item 34 is to be filled out by Investment Funds only.

Item 35 describes further prospects of the company's development.

Item 36 describes YUKOS Corp. stock of RR 8 947 967.

Item 37 shows that the ownership interest of the State in the authorised capital of YUKOS Corp. amounts to 0,00735%.

Item 38 states that YUKOS Corp. has no authorised non-issued stock.

Item 39 states that YUKOS Corp has no liabilities with book value of more than 10% of the Company's assets.

Item 40 states that YUKOS Corp. has no liabilities regarding issue of shares and convertible bonds.

Item 41 informs about penalties for the past three fiscal years and any legal cases (proceedings) that took place during the quarter.

Item 42 lists significant events that took place during the quarter as required in FCSM Regulation. These include YUKOS Corp. Board of Directors and shareholder meetings, and changes in YUKOS Corp.'s interest in its subsidiaries.

Item 43 states that neither the Company nor its subsidiaries have undergone restructuring during the reporting period.

Item 44 states that there is no other relevant general information.

Financials (Items 45 - 55)

Item 45 is to be filled out for the 1st quarter report only.

Item 46. The accounting reporting of YUKOS Corp. for 2nd quarter 2002 is appended.

Item 47 specifies the facts that have resulted in an increase or decrease of YUKOS Corp. assets by more than 10% in 2nd quarter 2002.

Item 48 specifies the facts that have resulted in an increase or decrease in Company profits (losses) by more than 20 % in 2nd quarter 2002 as compared to the previous quarter.

Item 49 provides data on the formation and use of the reserve and other special funds of YUKOS Corp.

Item 50 states that the Company had no transactions exceeding 10% of the value of its assets as of the end of 1st quarter 2002.

Item 51 states that no equity was raised by the Company through the issue of new securities during the reporting period.

Item 52 shows all debt financing received by YUKOS Corp. and its subsidiaries in 2nd quarter 2002.

Item 53 provides data on the Company's and subsidiaries' accounts receivable and payable in 2nd quarter 2002.

Item 54 provides data on the financial investments of YUKOS Corp. and subsidiaries as of the end of 2nd quarter 2002.

Item 55 states that there is no other relevant financial information.

Information on YUKOS Securities (Items 56-62)

Item 56 presents information on the Government registration of each equity issue and gives a list of Stock Exchanges trading YUKOS Corp. shares.

Item 57 states that YUKOS Corp. has never issued bonds.

Item 58 describes the rights of shareholders as provided for by the Company's Charter.

Item 59 provides a history of YUKOS Corp. dividends actually paid to shareholders.

Item 60 reports dividends that have accrued but have not yet been paid out.

Item 61 concerns any restrictions on trading YUKOS Corp. shares that may exist; reference is made to Items 56 and 57.

Item 62 provides any other relevant information on YUKOS securities.

Copies of the Company's Accounting [Financial] Report for the first half of 2002, and of the minutes of the General shareholder meeting, held on 27.06.2002, are attached to the quarterly report.

YUKOS Oil Company
U.S. GAAP Consolidated Financial Statements
December 31, 2001

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
113054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of YUKOS Oil Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, and of changes in shareholders' equity present fairly, in all material respects, the financial position of YUKOS Oil Company and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Moscow, Russian Federation
September 24, 2002

YUKOS Oil Company
Consolidated Balance Sheets
(expressed in millions of U.S. Dollars, except as indicated)

	Notes	December 31, 2001	December 31, 2000
Assets			
Cash and cash equivalents	4	684	415
Cash and cash equivalents at equity investees	4, 19	725	1,524
Marketable securities and other short-term investments	6	2,036	809
Accounts and notes receivable, net	9	1,906	1,898
Inventories	10	414	354
Current deferred income tax asset and other current assets	16	145	226
Total current assets		5,910	5,226
Equity investees and long-term investments at cost	11, 12	204	130
Property, plant and equipment, net	13	3,763	2,991
Deferred income tax asset	16	71	70
Other long-term assets		550	107
Total assets		10,498	8,524
Liabilities and Shareholders' Equity			
Short-term debt and current portion of long-term debt	14	109	282
Trade accounts and notes payable		200	259
Other accounts payable and accrued liabilities	15	500	638
Taxes payable	16	512	742
Current deferred income tax liability	16	30	47
Total current liabilities		1,351	1,968
Long-term debt	14	7	141
Deferred income tax liability	16	669	768
Other long-term liabilities		230	142
Total liabilities		2,257	3,019
Minority interest	18	182	283
Ordinary shares (authorized and issued at December 31, 2001 and 2000 – 2,237 million shares; nominal value – RR 0.004 per share)	18	9	9
Additional paid in capital	18	924	891
Retained earnings	18	7,214	4,436
Accumulated other comprehensive income (net of income tax expense of USD 1 and of income tax benefit of USD 3 at December 31, 2001 and 2000, respectively)		26	34
Ordinary shares held in treasury, at cost (December 31, 2001 – 85 million shares; December 31, 2000 – 112 million shares)		(114)	(148)
Total shareholders' equity		8,059	5,222
Commitments and contingent liabilities	22		
Total liabilities and shareholders' equity		10,498	8,524

The accompanying notes are an integral part of these consolidated financial statements

YUKOS Oil Company
Consolidated Statements of Income
(expressed in millions of U.S. Dollars, except as indicated)

	Notes	Year ended December 31, 2001	2000
Sales and other operating revenues (including excise and fuel sales tax of USD 476 and USD 245 for the years ended December 31, 2001 and 2000, respectively)	23	9,461	9,032
Operating costs and other deductions			
Crude oil and petroleum products purchased		481	662
Operating expenses		1,212	881
Distribution expenses		999	680
Selling, general and administrative expenses		676	542
Depreciation, depletion and amortization		270	218
Taxes other than income tax	16	2,075	1,246
Write-offs of property and investments		48	52
Exploration expenses		52	35
Maintenance of social infrastructure expenses		14	28
Total operating costs and other deductions		5,827	4,344
Other income			
Realized gains on marketable securities, net	6	128	165
Income from equity affiliates	11	7	15
Other income, net		3	67
Interest income	6	309	132
Interest expense		(45)	(160)
Exchange gain (loss), net		(170)	43
Total other income		232	262
Income before income tax and minority interest		3,866	4,950
Income tax			
Current income tax expense	16	598	612
Deferred income tax expense	16	104	595
Total income tax expense		702	1,207
Income before minority interest		3,164	3,743
Minority interest		(8)	(19)
Net income		3,156	3,724
Basic and diluted earnings per share (USD per share)	20	1.47	1.68
Weighted-average shares outstanding (millions of shares)	20		
Basic		2,142	2,212
Diluted		2,145	2,212

YUKOS Oil Company
Consolidated Statements of Cash Flows
(expressed in millions of U.S. Dollars)

	Year ended December 31,	
	2001	2000
Operating activities		
Net income	3,156	3,724
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense	104	595
Depreciation, depletion and amortization	270	218
Realized gains on marketable securities	(128)	(165)
Write-offs of property and investments	48	52
Reversal of provision for doubtful debts	(38)	(140)
Minority interest	8	19
Income from equity affiliates	(7)	(15)
Noncash interest expense	14	6
Effect of foreign exchange on balance sheet items	90	1
Other	(21)	28
Changes in operational working capital, excluding cash and debt:		
Accounts receivable	(270)	(275)
Inventories	(63)	(105)
Other current assets	(62)	(86)
Trade accounts and notes payable	94	(296)
Other accounts payable and accrued liabilities	33	1
Taxes payable	(114)	(473)
Net cash provided by operating activities	3,114	3,089
Investing activities		
Net additions to property, plant and equipment	(954)	(589)
Purchases of long-term investments, including additional shares in subsidiaries	(669)	(151)
Proceeds from sales of long-term investments	16	60
Purchases of available-for-sale marketable securities	(4,746)	(1,417)
Proceeds from sales of available-for-sale marketable securities	3,618	880
Proceeds from the maturity of available-for-sale marketable securities	450	28
Loans provided to other entities	(1,035)	-
Repayment of loans provided to other entities	459	-
Other	(101)	(463)
Net cash used for investing activities	(2,962)	(1,652)
Financing activities		
Net proceeds from (repayments of) short-term debt	(50)	42
Net repayments of long-term debt	(256)	(157)
Net sales of treasury shares	67	9
Dividends paid	(473)	(105)
Other	73	234
Net cash (used for) provided by financing activities	(639)	23
Effect of foreign exchange on cash balances	(43)	(19)
Net change in cash and cash equivalents	(530)	1,441
Cash and cash equivalents at beginning of year	1,939	498
Cash and cash equivalents at end of year	1,409	1,939

YUKOS Oil Company

Consolidated Statements of Changes in Shareholders' Equity

(expressed in millions of U.S. Dollars, except as indicated)

	Number of ordinary shares issued (millions)	Ordinary shares	Additional paid in capital	Retained earnings	Accumulated other comprehensive income	Ordinary shares held in treasury	Total shareholders' equity
Balance at December 31, 1999	2,237	9	854	917	-	(5)	1,775
Net income	-	-	-	3,724	-	-	3,724
Change in net unrealized gains on securities	-	-	-	-	34	-	34
Total comprehensive income							3,758
Purchases of treasury shares	-	-	-	-	-	(171)	(171)
Sales of treasury shares	-	-	37	-	-	28	65
Dividends declared	-	-	-	(205)	-	-	(205)
Balance at December 31, 2000	2,237	9	891	4,436	34	(148)	5,222
Net income	-	-	-	3,156	-	-	3,156
Change in net unrealized gains on securities	-	-	-	-	(8)	-	(8)
Total comprehensive income							3,148
Purchases of treasury shares	-	-	-	-	-	(1)	(1)
Sales of treasury shares	-	-	32	-	-	35	67
Stock-based compensation plans	-	-	1	-	-	-	1
Dividends declared	-	-	-	(378)	-	-	(378)
Balance at December 31, 2001	2,237	9	924	7,214	26	(114)	8,059

(expressed in U.S. Dollars (tabular amounts in millions))

Note 1: Organization

YUKOS Oil Company (or OAO NK YUKOS) was incorporated as an open joint stock company on April 15, 1993 in accordance with Presidential Decree No. 1403 on Privatization and Restructuring of Enterprises and Corporations into Joint Stock Companies.

YUKOS Oil Company and its subsidiaries and associates (the "Company") are a vertically integrated group of companies. The Company, which is incorporated in the Russian Federation and includes domestic and foreign subsidiaries and associates, engages in the exploration, development and production of crude oil and natural gas, refining crude oil into finished petroleum products, and marketing and distributing crude oil, natural gas and petroleum products.

Note 2: Basis of Presentation

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates. The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual amounts may differ from such estimates.

Reporting and functional currencies. The Company's reporting currency is the U.S. Dollar. Since the economy of the Russian Federation is considered highly inflationary, transactions and balances of domestic operations, not already measured in U.S. Dollars, are remeasured as if the functional currency were the U.S. Dollar, in accordance with the relevant provisions of Statement of Financial Accounting Standards No. 52, *Foreign Currency Translation* ("SFAS 52"). The U.S. Dollar is also primarily the functional currency of the Company's international operations.

Currency exchange rates. The following summarizes the end of period exchange rates of the Russian Ruble ("RR") to the U.S. Dollar ("USD") for the dates presented:

	Russian Rubles	
	2001	2000
March 31	28.74	28.46
June 30	29.07	28.07
September 30	29.39	27.75
December 31	30.14	28.16

Prior to 1992, RR/USD exchange rates were set by the state and were not determined under free market conditions. Consequently, RR/USD exchange rates for those periods may differ from rates that might have prevailed had free market conditions existed. For purposes of remeasuring nonmonetary assets acquired prior to 1992 into U.S. Dollars, the Company has used the historic official exchange rate of RR 110 to USD 1.00, which existed at January 1, 1992.

A redenomination of the Russian Ruble was enacted on January 1, 1998. This redenomination resulted in the exchange of the then existing national currency with the new Russian Ruble at the ratio of 1,000 old Russian Rubles at December 31, 1997 to one new Russian Ruble at January 1, 1998.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 2: Basis of Presentation (Continued)

Devaluation, inflation, and currency restrictions and controls. The Russian Ruble has historically been devaluing against the U.S. Dollar due to significant inflation in the Russian Federation as well as other factors. During 2001, for instance, the Russian Ruble devalued by 7.2 percent against the U.S. Dollar (2000 - 4.3 percent) while official Russian Ruble inflation was 18.8 percent (2000 - 20.2 percent). Additionally, significant currency restrictions and controls exist related to converting Russian Rubles into other currencies. At present, the Russian Ruble is not convertible outside of the Commonwealth of Independent States and, furthermore, all transactions within the Russian Federation must be settled in Russian Rubles. At December 31, 2001, the Company was required to sell 50 percent of its foreign currency receipts to the Russian Federation for Russian Rubles; from March 1999 through August 2001, the related requirement was 75 percent. Such amounts are subject to certain deductions depending on debt payments on certain hard currency denominated borrowing agreements, which were entered into by the Company prior to March 1999.

Future movements in the exchange rate between the Russian Ruble and the U.S. Dollar will affect the carrying values of the Company's Russian Ruble denominated monetary assets and liabilities. Such movements may also affect the Company's ability to realize nonmonetary assets represented in U.S. Dollars in these consolidated financial statements. Accordingly, the remeasurement of underlying Russian Ruble amounts to U.S. Dollars in these consolidated financial statements should not be construed as a representation that such Russian Ruble amounts have been, could be, or will in the future be converted into U.S. Dollars at the exchange rates shown or at any other exchange rate.

Note 3: Summary of Significant Accounting Policies

Principles of consolidation and long-term investments. The consolidated financial statements include the operations of all significant controlled subsidiaries in which the Company directly or indirectly beneficially owns more than 50 percent of the voting stock. Significant joint ventures and investments in which the Company has voting ownership interests between 20 and 50 percent or otherwise exercises significant influence are accounted for using the equity method and adjusted for estimated impairment. Long-term investments in other unquoted companies are accounted for at cost and adjusted for estimated impairment.

Cash equivalents. Cash equivalents include all marketable securities with original maturities of three months or less.

Marketable securities. Substantially all marketable securities with original maturities greater than three months are classified as available-for-sale. Such securities are reported at fair value. Realized gains and losses are included in the consolidated statements of income. Unrealized gains and losses, net of related income taxes, are included as a separate component of shareholders' equity and changes therein are included in other comprehensive income.

Other short-term investments. Other short-term investments represent loans receivable from Russian corporations with maturities of less than one year. Such amounts are recorded at their respective face values, less any valuation allowances, as appropriate.

Accounts receivable. Accounts receivable are presented at their respective face values, less any valuation allowances, as appropriate, and include value-added, excise and fuel sales taxes which are payable to tax authorities upon collection of such receivables.

Inventories. Crude oil and petroleum products inventories are valued at the lower of cost, using the first-in-first-out method, and net realizable value. Materials and supplies inventories are recorded at the lower of average cost and net realizable value.

Note 3: Summary of Significant Accounting Policies (Continued)

Property, plant and equipment. The Company follows the successful efforts method of accounting for its oil and gas properties, whereby property acquisitions, successful exploratory wells, all development costs (including development dry holes), and support equipment and facilities are capitalized. Unsuccessful exploratory wells are charged to expense at the time the wells or other exploration activities are determined to be nonproductive. Production costs, overheads and all exploration costs other than exploratory drilling are charged to expense as incurred. Acquisition costs of unproved properties are evaluated periodically and any impairment assessed is charged to expense.

Long-lived assets, including proved oil and gas properties, are assessed for possible impairment in accordance with Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* ("SFAS 121"). SFAS 121 requires long-lived assets with recorded values that are not expected to be recovered through undiscounted future cash flows to be written down to current fair value.

Depreciation, depletion and amortization of capitalized costs of proved oil and gas properties is calculated using the units-of-production method for each field based upon proved reserves for property acquisitions and proved developed reserves for exploration and development costs. Estimated costs of dismantling oil and gas production facilities, including abandonment and site restoration costs, are reserved using the units-of-production method and are included as a component of depreciation, depletion and amortization.

Gains or losses are not recognized for normal retirements of oil and gas properties subject to composite depreciation, depletion and amortization. Gains or losses from other retirements or sales are included in the determination of net income.

Depreciation of assets not directly associated with production is calculated on a straight-line basis as follows:

Buildings and constructions	5 - 33	years
Machinery and equipment	5 - 15	years
Computers and telecommunications equipment	2 - 5	years

Maintenance and repairs and minor renewals are expensed as incurred. Major renewals and improvements are capitalized and the assets replaced are retired.

In addition to its production assets, the Company also maintains and constructs assets for the social use of the local community ("social assets"). Such assets are capitalized only to the extent that they are expected to result in future economic benefits to the Company. Maintenance and repairs of social assets are expensed as incurred.

Environmental liabilities. Liabilities for environmental remediation are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

Pension and post-employment benefits. The Company's mandatory contributions to the government pension scheme are expensed when incurred. Costs associated with discretionary pension and other post-employment benefits are expensed over the service lives of the covered employees or expensed immediately if no service requirement exists.

Revenue recognition. Revenues from the production and sale of crude oil and petroleum products are recognized when deliveries to final customers are made, title passes to the customer, and collectibility is reasonably assured.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 3: Summary of Significant Accounting Policies (Continued)

Stock-based compensation. The Company has elected to account for stock-based compensation awards in accordance with Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). Under SFAS 123, the Company recognizes compensation expense equal to the fair value of the award on the date of grant for fixed awards. For conditional stock awards, the Company follows SFAS 123 provisions for accounting for plans with performance conditions and records compensation cost over the period from grant date to vesting based upon the fair value of the awards at grant date.

Deferred income tax. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Included in this calculation are deferred income taxes for the unremitted earnings of subsidiaries and equity affiliates on 'outside basis' differences between the relevant parent company financial statement carrying amounts and the respective tax bases in their investments in subsidiaries and equity affiliates. Management believes that current tax legislation provides a means by which unremitted earnings from its domestic subsidiaries can be transferred to YUKOS Oil Company without tax. Accordingly, the Company does not provide for taxes on unremitted earnings from its domestic subsidiaries. Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, prohibits recognition of a deferred tax liability or asset for differences related to assets and liabilities that, under SFAS 52, are remeasured from the local currency into the functional currency using historical exchange rates and that result from (1) changes in exchange rates or (2) indexing for tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates in the years in which temporary differences are expected to reverse. Valuation allowances are provided for deferred income tax assets when management believes that it is more likely than not that the assets will not be realized.

Basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income by the weighted-average number of ordinary shares outstanding during the year. Diluted earnings per share reflects the potential dilution that would occur if stock compensation awards were exercised using the treasury stock method.

Comprehensive income. Comprehensive income includes all changes in equity (net assets) during the year from nonowner sources and is detailed in the consolidated statements of changes in shareholders' equity.

Derivative instruments and hedging transactions. The Company has adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Transactions*, as amended by Statement of Financial Accounting Standards No. 138, *Accounting for Derivative Instruments and Hedging Transactions - An Amendment of FASB Statement No. 133*, effective January 1, 2001. The Company does not currently have material activities involving derivative instruments.

Business combinations, goodwill and other intangible assets. The Company has adopted Statement of Financial Accounting Standards No. 141, *Business Combinations* ("SFAS 141"), effective July 1, 2001. This new standard superseded Accounting Principles Board Opinion No. 16, *Business Combinations* ("APB 16"), and is applicable to all acquisitions made subsequent to June 30, 2001. APB 16 remained in effect during the six-month period ended June 30, 2001.

Recent accounting pronouncements. In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), which clarified certain implementation issues arising from SFAS 121. SFAS 144 is effective for years beginning after December 15, 2001. Management does not believe that the adoption of SFAS 144 will have a material effect on the Company's financial position or results of operations.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 3: Summary of Significant Accounting Policies (Continued)

In September 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"). SFAS 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. Management has not yet estimated the effect that SFAS 143 will have on the Company.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized and requires that such goodwill and intangible assets be tested annually for impairment. The Company will adopt SFAS 142 effective January 1, 2002 and is currently assessing its impact. Goodwill and intangible assets acquired after June 30, 2001 were immediately subject to the nonamortization and amortization provisions.

Note 4: Cash and Cash Equivalents

At December 31, 2001 and 2000, cash and cash equivalents comprised the following:

	December 31,	
	2001	2000
U.S. Dollar bank deposits	925	1,206
U.S. Dollar bank promissory notes	15	38
Russian Ruble bank deposits (RR 13,883 million and RR 2,444 million at December 31, 2001 and 2000, respectively)	461	87
Russian Ruble certificates of deposit (RR 20 million and RR 16,196 million at December 31, 2001 and 2000, respectively)	1	575
Russian Ruble bank promissory notes (RR 220 million and RR 938 million at December 31, 2001 and 2000, respectively)	7	33
	1,409	1,939
Less: cash and cash equivalents at Trust and Investment Bank and Bank MENATEP Saint Petersburg	(725)	(1,524)
Total cash and cash equivalents	684	415

The Company's balances at Trust and Investment Bank (Note 19) and Bank MENATEP Saint Petersburg (Note 19) comprise a substantial portion of the banks' total assets. At December 31, 2000, the Company's balances comprised 76 percent of Trust and Investment Bank's total assets and 36 percent of Bank MENATEP Saint Petersburg's total assets. During 2001, the Company reduced its concentration in these entities such that at
December 31, 2001, the Company's balances comprised 50 percent of Trust and Investment Bank's total assets and 26 percent of Bank MENATEP Saint Petersburg's total assets. At December 31, 2001, the majority of the assets of Trust and Investment Bank and Bank MENATEP Saint Petersburg were invested in securities issued by the government of the Russian Federation and in loans to Russian corporations. Because the Company's deposits represent a significant portion of the banks' total assets, the immediate availability of a portion of this amount depends upon the banks' liquidity at any given point in time.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 5: Supplemental Cash Flow Information

The Company paid interest of USD 24 million and USD 60 million for the years ended December 31, 2001 and 2000, respectively.

The Company paid income taxes of USD 489 million and USD 447 million for the years ended December 31, 2001 and 2000, respectively.

Note 6: Marketable Securities and Other Short-Term Investments

	December 31, 2001	December 31, 2000
Marketable securities	1,577	809
Short-term investments	459	-
Total marketable securities and other short-term investments	2,036	809

Substantially all marketable securities held by the Company are classified as available-for-sale. Unrealized gains and losses, net of related income taxes, for available-for-sale securities are included as a separate component of shareholders' equity. Realized gains and losses are included in income on a current basis. The Company determines cost on a last-in-first-out basis. Details of the net carrying amount, gross unrealized holding gains and losses, and fair value of marketable securities at December 31, 2001 and 2000 are as follows:

	Net carrying amount	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Bonds and other Russian government securities	829	33	-	862
Corporate debt securities	661	5	-	666
Equity securities	60	2	(13)	49
Total marketable securities at December 31, 2001	1,550	40	(13)	1,577
Bonds and other Russian government securities	196	9	(4)	201
Corporate debt securities	582	43	(17)	608
Total marketable securities at December 31, 2000	778	52	(21)	809

At December 31, 2001, marketable debt securities with fair values totaling USD 452 million mature during 2002, and with fair values totaling USD 1,076 million mature between 2003 and 2030.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 6: Marketable Securities and Other Short-Term Investments (Continued)

Gross realized gains and losses on marketable securities for the years ended December 31, 2001 and 2000 were as follows:

	Year ended December 31,	
	2001	2000
Gross realized gains	140	168
Gross realized losses	(12)	(3)
Net realized gains on marketable securities	128	165

Interest income earned on cash deposits, marketable securities, and from other sources for the years ended December 31, 2001 and 2000 were as follows:

	Year ended December 31,	
	2001	2000
Interest income on marketable securities	172	29
Interest income on cash deposits and other interest income	137	103
Total interest income	309	132

Securities lending. The Company occasionally engages in securities lending activities to augment its investment returns. At December 31, 2001, the Company had outstanding short-term unsecured loans of securities with market values of USD 98 million to Trust and Investment Bank (Note 19). These securities continue to be recorded within marketable securities in the consolidated balance sheet.

Note 7: Financial Instruments

Fair values. A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that imposes an obligation to deliver or right to receive cash or another financial instrument. The fair values of financial instruments are determined with reference to various market information and other valuation methods, as considered appropriate. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein may differ from the amounts the Company could receive in current market exchanges.

The carrying values of cash and cash equivalents, accounts payable, taxes payable and accrued liabilities approximate their fair values because of the short maturities of these instruments.

Marketable securities are carried at their fair values in the consolidated balance sheets.

Other short-term investments, accounts and notes receivable, and notes payable are valued at their respective face values, less any valuation allowances, as appropriate.

Long-term investments are valued at their historical cost adjusted for impairment, as appropriate.

At December 31, 2001, the fair value of the Company's long-term debt, including the current portion of long-term debt, was USD 91 million, while the carrying value of such liabilities was USD 94 million.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 7: Financial Instruments (Continued)

At December 31, 2001, the fair value of the Company's long-term liabilities was USD 183 million, while the carrying value of such liabilities was USD 237 million.

Credit risks. A significant portion of the Company's accounts receivable are from domestic customers and foreign oil companies, and its other short-term investments represent loans receivable from Russian corporations. Although collection of these amounts could be influenced by economic factors affecting these entities, management believes there is no significant risk of loss to the Company beyond the provisions already recorded, provided that economic difficulties in the Russian Federation do not deteriorate (Note 22).

The Company has significant amounts of securities held in trust at its equity investee banks (Note 19). Management believes that securities held in trust at such banks would not be subject to each bank's creditors in the event of bankruptcy.

Concentration risks. As discussed in Note 4, a significant portion of the Company's cash and cash equivalents are held by Trust and Investment Bank and Bank MENATEP Saint Petersburg.

Note 8: AKB Bank MENATEP

Bankruptcy of AKB Bank MENATEP ("Bank MENATEP") and initial collection rights. Following the liquidity shortages resulting from the Russian financial crisis of 1998, in May 1999, the Central Bank of Russia suspended Bank MENATEP's (Note 19) banking license. Further, in September 1999, the Moscow City Arbitration Court initiated bankruptcy proceedings against Bank MENATEP that led to the liquidation of the bank in February 2001. At the time of suspension of Bank MENATEP's banking license in 1999, the Company had Russian Ruble and U.S. Dollar account balances and promissory notes of USD 168 million at the bank, which were converted into collection rights. The full amount of these collection rights was written off during 1998 and 1999.

Acquisition of additional collection rights. During 1999 and 2000, the Company acquired additional collection rights from a number of Bank MENATEP's creditors, including foreign banks. As consideration, the Company either paid cash or a mixture of cash and promises to pay over instalment terms ranging from five to eight years. The total acquired collection rights were recorded at cost of USD 192 million, of which USD 36 million were provided for in 1999 as such amounts were never ultimately collected.

The instalment liabilities, with a total face value of USD 241 million, were recorded at their estimated fair value of USD 55 million. Both the collection rights and the related instalment liabilities were denominated in Russian Rubles.

Disposition of collection rights. During 2000, the Company disposed of collection rights with a carrying value of USD 115 million through a series of transactions with MENATEP IFA (Note 19) and Trust and Investment Bank (Note 19). The substance of the transactions was that the Company received 89.5 million of its own shares in exchange for the collection rights plus cash of USD 30 million. The fair value of the shares received was the same as the consideration given; the treasury shares were recorded at cost of USD 145 million.

In addition to the above, the Company further disposed of collection rights with a carrying value of USD 39 million for cash proceeds of the same. The remaining collection rights were never settled and, upon completion of the bankruptcy proceeds in the Moscow City Arbitration Court in 2001, such collection rights were cancelled.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 8: AKB Bank MENATEP (Continued)

Settlement and restructuring of certain instalment liabilities. During 2001 and 2000, the Company extinguished instalment liabilities with a total face value of USD 173 million and a total carrying value of USD 46 million; consequently, no gains or losses were recorded on such transactions. Further, in 2001 and 2000, the Company restructured certain instalment liabilities with a total face value of USD 48 million and a total carrying value of USD 23 million by issuing promissory notes for USD 48 million with maturities extending through 2006. Such promissory notes were to MENATEP Limited (Note 19), which had acquired the instalment liabilities from certain foreign banks.

Aggregate liabilities, maturities and amortization of discount. At December 31, 2001 and 2000, aggregate liabilities as a result of the above transactions were as follows:

	December 31,	
	2001	2000
Undiscounted instalment liabilities for collection rights to third parties	17	90
Undiscounted instalment liabilities for collection rights to related parties	20	20
Undiscounted promissory notes to related party	31	15
Less: unamortized discount	(38)	(80)
Less: current portion	(5)	(3)
Net long-term liabilities for collection rights	25	42

The above liabilities are included in other long-term liabilities and other accounts payable and accrued liabilities, as appropriate, in the consolidated balance sheets. The long-term portion of the liabilities mature over various periods through 2008.

Amortization of discount of USD 14 million and USD 6 million was charged to interest expense in the consolidated statements of income for the years ended December 31, 2001 and 2000, respectively.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 9: Accounts and Notes Receivable, Net

	December 31,	
	2001	2000
Prepaid and recoverable value-added and other taxes	821	666
Trade accounts receivable (net of allowances for doubtful accounts of USD 50 million and USD 25 million at December 31, 2001 and 2000, respectively)	461	659
Advances to suppliers (net of allowances for doubtful accounts of USD 4 million and USD 4 million at December 31, 2001 and 2000, respectively)	172	95
Promissory notes receivable (net of allowances for doubtful accounts of USD nil at both December 31, 2001 and 2000)	27	36
Other receivables (net of allowances for doubtful accounts of USD 22 million and USD 45 million at December 31, 2001 and 2000, respectively)	425	442
Total accounts receivable, net	1,906	1,898

Prepaid and recoverable value-added and other taxes includes value-added tax from purchases that will be recoverable only when the underlying accounts payable have been settled. This amount also includes input value-added tax eligible for offset, prepayments of export duties, excise taxes at customs relating to the Company's export income, and other less significant prepaid taxes.

Note 10: Inventories

	December 31,	
	2001	2000
Crude oil and petroleum products	191	192
Materials and supplies	223	162
Total inventories	414	354

(expressed in U.S. Dollars (tabular amounts in millions))

Note 11: Equity Investees and Long-Term Investments at Cost

The Company has several investment affiliates and joint ventures accounted for using the equity method, and long-term investments accounted for at cost. The nature and extent of these investments change over time. Equity investees include those entities in which the Company has voting ownership interests between 20 and 50 percent or otherwise exercises significant influence, or entities in which the Company has voting ownership interests of more than 50 percent but does not control the entity. A summary of the impact of equity investees and long-term investments on the consolidated financial statements is as follows:

	Ownership percentage at December 31,		Net book value at December 31,		Income from equity affiliates for the year ended December 31,	
	2001	2000	2001	2000	2001	2000
Trust and Investment Bank	37.2	37.2	47	37	6	3
Bank MENATEP Saint Petersburg	19.9	19.9	9	9	1	2
ZAO Urengoil Inc.	50.0	-	25	-	-	-
Other affiliates and joint ventures			2	1	-	10
Long-term investments, at cost			121	83	-	-
Total			204	130	7	15

The Company's ownership interests in Trust and Investment Bank and Bank MENATEP Saint Petersburg did exceed 50 percent during part of 2000. Consequently, the Company has consolidated the banks for this short period of time. The Company's ownership interests in the banks were permanently reduced to below 50 percent in mid 2000 and they continue to be controlled by Group MENATEP Limited (Note 19).

Note 12: Acquisitions

Acquisition of Angarsk Petrochemical Company. In July 2001, the Company purchased an additional stake in Angarsk Petrochemical Company ("Angarsk"), a refinery in Eastern Siberia, from existing shareholders and obtained effective control over the company. Concurrent with the share acquisition, the Company purchased, at a discount, rights to collect certain liabilities of Angarsk. Both the cost of the shares and the collection rights are included in the total acquisition cost of USD 106 million over 2001 and 2000. At December 31, 2001, the Company's effective ownership in Angarsk was 100 percent.

The Company acquired Angarsk to strengthen its presence in the petroleum products markets of Central and Eastern Siberia and Far East Russia, as well as to increase export supplies to growing markets in Asia, to enhance the array of petroleum products refined, and to develop its petrochemicals production capacity and capitalize on certain optimizations involving cooperation between the Angarsk and Achinsk refineries.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 12: Acquisitions (Continued)

In association with the acquisition of a controlling stake in Angarsk, in December 2001, the Company purchased controlling stakes in OAO Angarsknefteprodukt, OAO Irkutsknefteprodukt, OAO Bratsknefteprodukt, and OAO Buryatnefteprodukt, companies engaged in petroleum products marketing and distribution in Eastern Siberian markets.

The results of operations of Angarsk were included in the consolidated statements of income starting from July 2001. No pro forma results have been provided as the acquisition does not have a material impact on the Company's consolidated financial statements.

Acquisition of East Siberian Oil and Gas Company. In late 2000, the Company purchased 68 percent of East Siberian Oil and Gas Company ("East Siberian"), an oil production company located in Eastern Siberia, for USD 65 million. During 2001, the Company purchased an additional 2.2 percent of East Siberian for USD 4 million.

The results of operations of East Siberian were included in the consolidated statements of income starting from January 2001. No pro forma results have been provided as the acquisition does not have a material impact on the Company's consolidated financial statements.

Purchases of additional shares in subsidiaries and equity affiliates. During 2001 and 2000, the Company purchased from numerous existing shareholders additional shares in several of its key producing and refining subsidiaries and equity affiliates.

Additionally, during 2001, the shareholders of the Company's primary production and refining subsidiaries, including OAO Yuganskneftegas ("Yuganskneftegas"), OAO Samaraneftegas ("Samaraneftegas"), OAO Tomskneft VNK ("Tomskneft"), OAO Achinsk Refinery ("Achinsk Refinery"), OAO Novokuybyshev Refinery ("Novokuybyshev Refinery"), OAO Kuybyshev Refinery ("Kuybyshev Refinery"), OAO Syzran Refinery ("Syzran Refinery ") and Angarsk approved and executed plans for reverse stock splits. The reverse stock splits resulted in significant increases in the Company's effective ownership percentages in these subsidiaries. Under the reverse stock splits, all fractional shares held following the splits were forfeited and settled in cash.

The Company's increased ownership percentages resulting from the liquidation of fractional shares under the reverse stock splits have been treated as a purchase. The difference between the purchase consideration and the associated net book value of the underlying minority interest has resulted in a reduction in the carrying value of the Company's property, plant and equipment of USD 128 million for acquisitions during 2001, and USD 295 million for acquisitions during 2000.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 12: Acquisitions (Continued)

As a result of the combined purchases and reverse stock splits described above, the Company's total ownership in key subsidiaries increased as follows from December 31, 2000 to December 31, 2001:

	Year ended December 31, 2001		At December 31, 2001	
Subsidiary and equity affiliate share purchases	Cost of purchases	Percentage purchased	Percentage ownership	Percentage of voting shares
Achinsk Refinery	25	33.4	76.2	72.8
Angarsk	74	80.9	100.0	100.0
East Siberian	4	2.2	70.2	70.2
Kuybyshev Refinery	3	4.8	100.0	100.0
Novokuybyshev Refinery	4	8.6	100.0	100.0
Samaraneftegas	11	5.2	100.0	100.0
Syzran Refinery	4	6.0	100.0	100.0
Tomskneft	17	5.5	80.5	75.0
Yuganskneftegas	49	8.3	100.0	100.0
Others	55			

	Year ended December 31, 2000		At December 31, 2000	
Subsidiary and equity affiliate share purchases	Cost of purchases	Percentage purchased	Percentage ownership	Percentage of voting shares
Achinsk Refinery	2	22.5	42.8	37.9
Angarsk	32	19.1	19.1	25.1
East Siberian	65	68.0	68.0	68.0
Kuybyshev Refinery	4	48.9	95.2	95.3
Novokuybyshev Refinery	6	44.6	91.4	95.7
Samaraneftegas	7	9.0	94.8	97.8
Syzran Refinery	3	56.0	94.0	95.4
Tomskneft	10	11.2	75.0	71.8
Yuganskneftegas	31	11.1	91.7	94.8
Others	24			

Purchase of Kvaerner ASA shares. In October 2001, the Company purchased on the open market 23.4 percent in Kvaerner ASA ("Kvaerner"), an international engineering and construction group of companies, for USD 37.5 million. In January 2002, Kvaerner executed an additional share issuance; the Company sold its rights to participate in this issuance. As a result, the Company's holdings in Kvaerner were diluted to 4.3 percent. At December 31, 2001, the Company's investment in Kvaerner shares was recorded within marketable securities in the consolidated balance sheet.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 12: Acquisitions (Continued)

Acquisition of Kvaerner businesses. In November 2001, the Company acquired the Hydrocarbon and Process Technology divisions of Kvaerner. Cash paid upon acquisition was USD 100 million plus the assumption of certain outstanding liabilities of the businesses. Subsequent to the acquisition of the Hydrocarbon and Process Technology divisions, the Company renamed the businesses to the internationally recognized brands of John Brown Hydrocarbons Limited and Davy Process Technology Limited, respectively. The entities are incorporated in the United Kingdom.

Prior to this acquisition, the Company had substantial contractual relationships with the divisions of Kvaerner mentioned above and, accordingly, had an interest in preserving the level of service it had been receiving from those divisions, despite Kvaerner's financial uncertainties.

The results of operations of John Brown Hydrocarbons Limited and Davy Process Technology Limited were included in the consolidated statements of income starting from November 2001. No pro forma results have been provided as the acquisition does not have a material impact on the Company's consolidated financial statements.

Acquisition of ZAO Rospan International. In December 2001 and into 2002, the Company entered into a series of arrangements that would allow it to acquire, through intermediaries, up to a 100 percent stake in ZAO Rospan International ("Rospan"), a domestic natural gas producer which is currently under bankruptcy administration. Under such arrangements, the intermediaries acquired control of 100 percent of Rospan's shares and certain other assets unrelated to Rospan for USD 121 million. The Company also provided USD 111 million for potential or actual retirement of Rospan's outstanding liabilities. Additionally, in June 2002, the Company paid USD 20 million to extinguish a purchase option over a portion of the Company's interest in Rospan shares. Efforts are currently continuing to finalize the transaction. At December 31, 2001, advances provided to the intermediaries for the acquisition of Rospan are included within other long-term assets in the consolidated balance sheet. In May 2002, the Company, through intermediaries, facilitated the sale of 44 percent of the above shares in Rospan to Tyumen Oil Company for USD 44 million.

Acquisition of ZAO Urengoil Inc. In two transactions in December 2001 and May 2002, the Company acquired a 100 percent interest in ZAO Urengoil Inc., a domestic natural gas producer, for USD 75 million. The shares acquired at December 31, 2001 are included within equity investees and long long-term investments at cost, as the Company did not have greater than 50 percent ownership of the voting shares at that date.

Acquisition of OAO Arcticgas subsequent to year-end. In March 2002, the Company purchased an 88 percent interest in OAO Arcticgas ("Arcticgas"), a holder of exploration and development licenses for a number of gas and condensate fields located in Western Siberia. The total purchase price of the interest was USD 251.8 million, which included the repayment of certain outstanding liabilities of Arcticgas.

Acquisition of Transpetrol a.s. subsequent to year-end. In April 2002, the Company acquired a 49 percent interest in Transpetrol a. s., a Slovakian state-owned oil pipeline operator, for USD 74 million.

Acquisition of additional stake in Eastern Oil Company subsequent to year-end. In May 2002, the Company acquired an additional 36.8 percent stake in Eastern Oil Company for USD 225.4 million, effectively increasing its ownership to 92.8 percent.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 12: Acquisitions (Continued)

Acquisition of stakes in AB Mazeikiu Nafta subsequent to year-end. In June 2002, the Company purchased a 26.85 percent stake in AB Mazeikiu Nafta ("MN"), a Lithuanian company. The Company's contribution consisted of USD 75 million for the purchase of shares, and a USD 75 million loan (secured with a guarantee provided by the Lithuanian Government) to modernize the refinery owned by MN. The Company has also contracted to provide annual crude oil supplies of 4.8 million metric tons (35 million barrels) per annum to MN's refinery for the next ten years. In September 2002, the Company purchased an additional 26.85 percent stake in MN, including the rights to manage MN, for USD 85 million. In connection with this additional purchase, the Company assumed the rights and obligations relating to a loan to MN of USD 75 million (also secured with a guarantee provided by the Lithuanian Government).

The June purchase of 26.85 percent is being challenged by certain MN minority shareholders. A lower court ruling in Lithuania brought into question the legality of actions in April 2002 which allowed the purchase of the shares to occur. The ruling of the lower court has not yet become effective. MN intends to appeal the ruling and believes that the situation will be successfully resolved.

Note 13: Property, Plant and Equipment, Net

	Cost	Accumulated depreciation, depletion and amortization	Net book value
Oil and gas properties and equipment	3,240	1,108	2,132
Refining and related equipment	588	295	293
Assets under construction	837	-	837
Other assets	844	343	501
Balance at December 31, 2001	5,509	1,746	3,763
Oil and gas properties and equipment	2,830	875	1,955
Refining and related equipment	219	80	139
Assets under construction	465	-	465
Other assets	732	300	432
Balance at December 31, 2000	4,246	1,255	2,991

Estimated costs of dismantling oil and gas production facilities, including abandonment and site restoration costs, amounted to USD 532 million and USD 562 million at December 31, 2001 and 2000, respectively. Of these amounts, USD 164 million and USD 197 million were included within accumulated depreciation, depletion and amortization in the consolidated balance sheets at December 31, 2001 and 2000, respectively. The Company has estimated its liability based on current environmental legislation using costs at the balance sheet dates. As is further described in Note 22, environmental regulations and their enforcement are continually being considered by government authorities. Consequently, the ultimate liabilities may differ from the recorded amounts.

The Company's oil and gas fields are situated on land belonging to government authorities. The Company obtains licenses from such government authorities and pays royalties to explore and produce from these fields. These licenses expire between 2013 and 2026, with the most significant licenses expiring between 2013 and 2015, and may be extended at the initiative of the Company. Management intends to extend such licenses for properties expected to produce subsequent to their license expiry dates.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 14: Debt

Short-term debt and current portion of long-term debt were as follows:

	December 31, 2001	December 31, 2000
Short-term debt	22	73
Current portion of long-term debt	87	209
Total short-term debt and current portion of long-term debt	109	282

Included in short-term debt at December 31, 2001 and 2000, were Russian Ruble denominated amounts of RR 151 million (USD 5 million) and RR nil, respectively. The Company's significant outstanding short-term borrowing agreements at December 31, 2001 bear interest at 7 percent per annum.

Long-term debt was as follows:

	December 31, 2001	December 31, 2000
Ministry of Finance/ International Bank for Reconstruction and Development	82	82
Credit Lyonnais, Goldman Sachs, Merrill Lynch	-	236
AKB Vneshtorgbank	-	30
Other long-term borrowings	12	2
Less: current portion of long-term debt	(87)	(209)
Total long-term debt	7	141

Aggregate maturities of long-term debt outstanding at December 31, 2001 were as follows:

For the year ended December 31,	
2003	-
Thereafter	7
Total long-term debt	7

Ministry of Finance/ International Bank for Reconstruction and Development. At December 31, 2001, the Company had outstanding obligations to the Ministry of Finance of the Russian Federation and to the International Bank for Reconstruction and Development arising from borrowing agreements entered into by two of its subsidiaries. At December 31, 2001, the interest rates ranged from 5.06 percent to 6.01 percent per annum.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 15: Other Accounts Payable and Accrued Liabilities

	December 31,	
	2001	2000
Promissory notes payable	94	223
Dividends payable	9	99
Advances from customers	67	33
Salaries and wages payable	34	25
Veteran Social Support Program benefits payable (Note 17)	87	9
Other	209	249
Total other accounts payable and accrued liabilities	500	638

Note 16: Taxes

Income before income tax and minority interest is comprised of the following:

	Year ended December 31,	
	2001	2000
Russian Federation	3,585	4,704
International	281	246
Income before income tax and minority interest	3,866	4,950

Total income tax expense is comprised of the following:

	Year ended December 31,	
	2001	2000
Russian Federation	595	611
International	3	1
Total current income tax expense	598	612
Russian Federation	104	595
Total deferred income tax expense	104	595
Total income tax expense	702	1,207

Enacted changes in income tax rates. In August 2000, the Federal Law on Income Tax for Companies was amended, increasing, effective January 1, 2001, the statutory income tax rate from 30 percent to 35 percent in most jurisdictions.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 16: Taxes (Continued)

In August 2001, the tax code of the Russian Federation was amended. As a result, new statutory income tax rates were in place effective from January 1, 2002. The amended tax code reduces the income tax rate for income received from ordinary types of activities from 35 to 24 percent, the income tax rate for dividends received from domestic companies from 15 to 6 percent, and the income tax rate for dividends received from foreign companies from 35 to 15 percent. This reduction resulted in a one-time noncash net credit to expense related to the adjustment to the Company's deferred tax asset and liability balances as of the date of enactment of this change in income tax rates. The net credit totaled USD 525 million, and was included within deferred income tax expense in the consolidated statement of income for 2001.

Deferred income tax. Deferred income tax reflects the impact of temporary differences between the carrying values of assets and liabilities recognized for U.S. GAAP financial reporting purposes and such amounts recognized for statutory tax purposes. Deferred income tax assets and liabilities arising in different tax jurisdictions are not offset. Deferred income tax assets (liabilities) were comprised of differences arising between the carrying values of the following assets and liabilities:

	December 31,	
	2001	2000
Property, plant and equipment	67	83
Marketable securities and other short-term investments	40	20
Accounts receivable	17	63
Taxes payable	19	98
Other	25	55
Gross deferred income tax assets	168	319
Unremitted earnings of subsidiaries and equity affiliates	(589)	(654)
Property, plant and equipment	(87)	(137)
Accounts receivable	(31)	(44)
Other	(3)	(9)
Gross deferred income tax liabilities	(710)	(844)
Net deferred income tax liability	(542)	(525)

Based on the current statutory results of the Company and its subsidiaries, management believes that it is likely that all deferred tax assets will be realized. Accordingly, no valuation allowances have been provided against deferred tax assets at December 31, 2001 and 2000.

Deferred income tax balances were classified in the consolidated balance sheets as follows:

	December 31,	
	2001	2000
Current deferred income tax asset and other current assets	86	220
Noncurrent deferred income tax asset	71	70
Current deferred income tax liability	(30)	(47)
Noncurrent deferred income tax liability	(669)	(768)
Net deferred income tax liability	(542)	(525)

(expressed in U.S. Dollars (tabular amounts in millions))

Note 16: Taxes (Continued)

Reconciliation of income tax. Presented below is a reconciliation between the provision for income tax and tax determined by applying the statutory tax rate to income before income tax and minority interest.

	Year ended December 31,	
	2001	2000
Income before income tax and minority interest	3,866	4,950
Theoretical income tax expense at the statutory rate of 35 percent (30 percent in 2000)	1,353	1,485
Increase (decrease) in the theoretical income tax expense due to:		
Income taxed at other rates	(1,006)	(1,353)
Change in statutory income tax rate	(525)	(24)
Investment tax credits and other rate effects	(80)	(57)
Nondeductible/nontaxable items	374	574
Deferred tax on unremitted earnings	577	639
Foreign exchange effects	9	(57)
Total income tax expense	702	1,207

Taxes other than income tax. The Company is subject to a number of taxes other than on income which are detailed below. Payroll-based taxes are included with salary costs within selling, general and administrative expenses and operating expenses, as appropriate.

	Year ended December 31,	
	2001	2000
Export duties	987	577
Royalty and mineral restoration tax	409	212
Excise and fuel sales tax	476	245
Road users tax	102	98
Property tax	47	39
Tax penalties and interest	40	16
Other	14	59
Total taxes other than income tax	2,075	1,246

Beginning January 1, 2002, mineral restoration tax, royalty tax and excise tax on crude oil production were abolished and replaced by the unified natural resources production tax. Through December 31, 2004, the base rate for the unified natural resources production tax is set at RR 340 per metric ton of crude oil produced, and is to be adjusted depending on the market price of Urals blend and the RR/USD exchange rate. The tax becomes nil if the Urals blend price falls to or below USD 8.00 per barrel. From January 1, 2005, the unified natural resources production tax rate is set by law at 16.5 percent of crude oil revenues recognized by the Company's exploration and production subsidiaries based on Regulations on Accounting and Reporting of the Russian Federation.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 16: Taxes (Continued)

Taxes payable. Taxes payable at December 31, 2001 and 2000 were as follows:

	December 31,	
	2001	2000
Value-added tax	132	249
Income tax	95	179
Tax penalties and interest	62	133
Excise and fuel sales tax	91	111
Road users tax	14	18
Property tax	13	9
Royalty tax	35	4
Mineral restoration tax	29	3
Other	41	36
Taxes payable	512	742

At December 31, 2001 and 2000, USD 87 million and USD 161 million, respectively, of value-added tax and other associated sales taxes payable represent deferred amounts which are due upon settlement of the related receivable balances.

Note 17: Veteran Social Support Program

During 2000, the Company established the Veteran Social Support Program (the "Program") to provide retirement benefits and to fund the benefits for employees of the Company with at least 10 years experience as of January 1, 1999 (the "Participants"). Specifically, the Program's objective is to provide payments to Participants that would allow the Participants to move from their current residences to a more desirable location. Program benefits are based upon the performance of the Company's stock, subject to certain minimum stock performance and maximum benefit restrictions.

During 2001, certain core shareholders of the Company established the Veterans' Trust (the "Trust") to fund benefits paid under the Program (Note 19). The Trust was funded by the shareholders with shares of YUKOS Oil Company ordinary stock. Under the terms of the Trust, benefits under the Program will be paid directly by the Trust beginning in 2005. Until that time, benefits claimed under the Program will be paid by the Company.

Total benefits payable under the Program are based upon the market appreciation on a notional number of shares of the Company's stock from a base of USD 1.20 per share to a ceiling of USD 3.25 per share. Accordingly, at December 31, 2001, maximum benefits payable under the plan were USD 363 million.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 17: Veteran Social Support Program (Continued)

U.S. GAAP establishes that the substance of the Program is substantially the same for the Company and the employee whether the Plan is adopted by the Company or by a principal shareholder. Consequently, the Company recognizes all expenses under the Program. Any program costs paid by the shareholders or by the Trust will be recognized as additional capital contributions to the Company in the periods in which the Company receives such contributions from the shareholders or the Trust. The cost of Program benefits is recognized as compensation expense over the Participants' remaining service lives in accordance with the provisions of SFAS 123.

During 2001 and 2000, the Company recognized USD 136 million and USD 10 million, respectively, of compensation expense related to the Program. At December 31, 2001 and 2000, accumulated Program benefits of USD 59 million and USD 1 million, respectively, were recorded within other long-term liabilities and USD 87 million and USD 9 million, respectively, were recorded within other accounts payable and accrued liabilities.

Note 18: Shareholders' Equity and Minority Interest

At the Company's annual general meeting of shareholders on June 27, 2002, a dividend of RR 6.82 per share was approved for the Company's results for the year ended December 31, 2001. The dividend comprises an interim dividend of RR 2.64 per share, which was declared and paid to shareholders during the fourth quarter of 2001, and an additional dividend of RR 4.18 payable in 2002. Only the interim dividend was reflected in the 2001 consolidated statement of changes in shareholders' equity.

Reserves available for distribution to shareholders are based on the statutory accounting reports of YUKOS Oil Company, which are prepared in accordance with Regulations on Accounting and Reporting of the Russian Federation and which differ from U.S. GAAP. Russian legislation identifies the basis of distribution as net income. For 2001, the current year statutory net income for YUKOS Oil Company as reported in the annual statutory accounting reports was RR 27,618 million. However, current legislation and other statutory laws and regulations dealing with distribution rights are open to legal interpretation and, consequently, actual distributable reserves may differ from the amount disclosed.

Included in minority interest at December 31, 2001 and 2000, was USD 2 million and USD 74 million, respectively, attributable to nonvoting preferred shareholders in the Company's subsidiaries. Preferred shareholders are generally entitled to an unspecified annual dividend. In the event of nonpayment of dividends, the preferred shares receive voting privileges.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 19: Related Parties

The Company is controlled by Group MENATEP Limited ("Group MENATEP") through two wholly owned subsidiary holding companies, Yukos Universal Limited ("Yukos Universal") and Hulley Enterprises Limited, which together owned a majority interest in the Company's outstanding shares at December 31, 2001. Three senior managers of the Company, including the Company's Chairman of the Executive Committee of the Board of Directors, are principal shareholders of Group MENATEP (the Company's Chairman of the Executive Committee of the Board of Directors had a majority beneficial interest in Group MENATEP at December 31, 2001). Group MENATEP also directly or indirectly controls the Company's two equity investee banks, Trust and Investment Bank and Bank MENATEP Saint Petersburg (Note 11), as well as a number of other entities. AKB Bank MENATEP ("Bank MENATEP"), which declared bankruptcy in 1999 and was subsequently liquidated in 2001, was also related to the Company by virtue of common shareholdings.

The Company has undertaken numerous transactions with several of the companies within the Group MENATEP structure. These transactions primarily consisted of banking and investment activities, as well as consulting services, carried out by Trust and Investment Bank and Bank MENATEP Saint Petersburg, and are further described in the table below. As is further described in Note 17, the Company's core shareholders, through Yukos Universal, set up the Veterans' Trust during 2001 to fund benefits paid under the Veteran Social Support Program. As is further described in Note 8, the Company undertook a number of transactions involving collection rights and instalment liabilities with entities controlled by Group MENATEP and Bank MENATEP as a result of the bankruptcy proceedings of Bank MENATEP from 1999 to 2001.

A summary of the most significant other related parties with which the Company has undertaken transactions is as follows:

Entity	Nature of relationship	Nature of transactions
Achinsk Refinery	Equity investee partly through 2000; consolidated beginning in 2000	Refining of crude oil
Angarsk Petrochemical Company	Equity investee partly through 2000 and 2001; consolidated beginning in 2001	Refining of crude oil
MENATEP IFA	Common control	Sale of Bank MENATEP collection rights (Note 8)
MENATEP Limited	Common control	Installment liabilities (Note 8)
Pecunia Universal Limited	Common control	Purchases and sales of marketable securities
Progress Garant	Subsidiary partly through 2000; equity investee partly through 2000 and 2001; cost investment thereafter	Insurance
Volgotanker	Equity investee partly through 2000; cost investment thereafter	Transportation

(expressed in U.S. Dollars (tabular amounts in millions))

Note 19: Related Parties (Continued)

A summary of balances and transactions with Trust and Investment Bank and Bank MENATEP Saint Petersburg is as follows:

	At and for the year ended December 31,	
	2001	2000
Balances		
Cash and cash equivalents (Note 4)	725	1,524
Undiscounted instalment liabilities (Note 8)	17	18
Transactions		
Purchases of marketable securities	4,354	956
Sales of marketable securities	2,975	542
Interest income	43	9
Bank fees and commissions	3	1
Other		
Unsecured loans of marketable securities (Note 6)	98	-
Marketable securities held by the banks as depositories	222	201
Outstanding guarantees issued in favor of third parties	140	23
Transactions with respect to Bank MENATEP collection rights and the related instalment liabilities (Note 8)		

(expressed in U.S. Dollars (tabular amounts in millions))

Note 19: Related Parties (Continued)

A summary of balances and transactions with other related parties is as follows:

	At and for the year ended December 31,	
	2001	2000
Balances		
Accounts receivable	19	99
Accounts payable	13	22
Collection rights for cash balances held by Bank MENATEP (Note 8)	-	44
Undiscounted instalment liabilities (Note 8)	20	20
Undiscounted promissory notes (Note 8)	31	15
Transactions		
Purchases of marketable securities	58	114
Sales of marketable securities	-	19
Purchases of shares in Trust and Investment Bank and Bank MENATEP Saint Petersburg	3	22
Sales of shares in Trust and Investment Bank and Bank MENATEP Saint Petersburg	17	128
Purchases of information technology, administrative and management services	3	1
Insurance premiums	16	14
Transportation fees	-	56
Processing fees paid for refining of crude oil	70	72
Purchases of petroleum products	-	4
Other		
Transactions with respect to Bank MENATEP collection rights and the related instalment liabilities and promissory notes (Note 8)		

(expressed in U.S. Dollars (tabular amounts in millions))

Note 20: Earnings Per Share

Basic earnings per share is computed by dividing net income (the "numerator") by the weighted-average number of ordinary shares outstanding (the "denominator"). Diluted earnings per share is similarly computed using the treasury stock method, except the denominator is increased to include the dilutive effect of outstanding stock options and unvested shares of conditional stock awarded under the Company's compensation plans (Note 21). Issuance of these shares for option holders is contingent only upon a continued specified service period by the grantees. Issuance of the shares for conditional stockholders is contingent upon both a continued specified service period and upon meeting certain performance conditions by the grantees.

Diluted earnings per share included the dilutive effect of an additional 3 million shares for 2001. Basic and diluted earnings per share were identical for 2000.

The denominator is based on the following weighted-average number of ordinary shares outstanding (millions of shares):

	Year ended December 31, 2001	2000
Weighted-average shares outstanding – basic earnings per share	2,142	2,212
Add: incremental shares from assumed conversions of		
Stock options	1	-
Conditional stock	2	-
Weighted-average shares outstanding – diluted earnings per share	2,145	2,212

Note 21: Stock-Based Compensation Plan

In October 2000, the Company's Board of Directors passed a resolution authorizing management to develop a stock-based compensation plan. In April 2001, the Company's Board of Directors approved the YUKOS Stock Compensation Plan (the "Stock Compensation Plan") and authorized an initial award limitation of up to 85 million shares of the Company's ordinary stock through 2011. The Stock Compensation Plan provides for the granting of stock options and conditional stock awards to certain management personnel and other key employees, as determined by the Compensation Committee of the Company's Board of Directors. Vesting terms and exercise price for the awards are determined at the date of grant. The Company's Chief Executive Officer is not a participant in the Stock Compensation Plan.

In October 2001, the Company granted 1,556,920 nontransferable options to purchase shares of the Company's ordinary stock at USD 1.63 per share, the market price of the Company's ordinary shares as of the date the Board of Directors authorized the development of a stock-based compensation plan. Such ordinary shares as will be granted under the plan will be from treasury shares. Options granted in October 2001 vest 11 percent in each of the first three years following their grant, 33 percent four years following the grant, and 34 percent five years following the grant. The options expire ten years following grant date.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 21: Stock-Based Compensation Plan (Continued)

Additionally, in October 2001, the Company granted 5,349,610 nontransferable conditional stock awards to certain key management personnel. Under this award, Russian participants will receive the designated shares of stock on October 19, 2007 if they are continuously employed by the Company through October 19, 2007, and if the average market value of the Company's stock for the six months preceding October 19, 2007 is at least USD 1.20. Such ordinary shares as will be granted under the plan will be from treasury shares. Foreign participants may receive their shares on an accelerated basis based upon the terms of their employment. Under no circumstances are awards payable earlier than 2005.

All awards outstanding at December 31, 2001 were issued in October 2001 and are outlined below. None of the options are currently exercisable.

	Shares under option	Weighted average exercise price (USD)	Weighted-average remaining contractual life in years
Conditional stock awards	5,349,610	-	5.8
Employee stock options	1,556,920	1.63	9.8

The Company has elected to account for employee stock compensation in accordance with the fair value provisions of SFAS 123. Under SFAS 123, the Company recognizes compensation expense equal to the fair value of the awards on the date of grant for fixed awards and based upon the fair value of variable awards during the vesting period.

The fair value of the Company's stock options and conditional stock awards used to measure compensation expense is the estimated present value at grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used for grants made during 2001: expected volatility of 68.5 percent, a risk-free interest rate of 4.2 percent for conditional stock awards and 4.5 percent for stock options, expected annual dividend yield of 2.5 percent, and an expected term of six years. The weighted-average fair value of the Company's stock options granted in 2001 was USD 2.06 and the weighted-average fair value of conditional stock grants was USD 2.59.

Recorded compensation expense related to stock awards, including conditional stock and stock options issued by the Company, was USD 1 million for the year ended December 31, 2001.

Note 22: Commitments and Contingent Liabilities

Operating environment. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls, a low level of liquidity in the public and private debt and equity markets, and continued inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Guarantees. The Company has issued guarantees to and in favor of various organizations such as government entities and strategic customers or suppliers. At December 31, 2001 and 2000, these guarantees totaled USD 142 million and USD 90 million, respectively, which include amounts in connection with related parties (Note 19).

Taxation. Russian tax legislation is subject to varying interpretations and constant changes, which may be retroactive. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest. Consolidated tax returns are not required under existing Russian tax legislation and tax audits are performed on an individual entity basis only. Tax periods remain open to review by the tax authorities for three years.

Environmental liabilities. The Company and its predecessor entities have operated in the Russian Federation for many years and certain environmental problems have developed. Environmental regulations and their enforcement are continually being considered by government authorities and the Company periodically evaluates its obligations related thereto. As obligations are determined, they are provided for over the estimated remaining lives of the related oil and gas reserves, or recognized immediately, depending on their nature. The outcome of environmental liabilities under proposed or any future legislation, or as a result of stricter enforcement of existing legislation, cannot reasonably be estimated. Under existing legislation, management believes there are no probable liabilities that are in excess of amounts accrued under the units-of-production method in the consolidated financial statements which would have a material adverse effect on the financial position, operating results or liquidity of the Company.

Legal contingencies. The Company is the named defendant in a number of lawsuits as well as a named party in numerous other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or liquidity of the Company.

Note 23: Segment Information

The Company's business activities are conducted predominantly through two major business segments: Exploration and Production, and Refining and Marketing. These segments were determined based on the way that management organizes the segments within the Company for making operating decisions and assessing performance, and how they are evident from the structure of the Company's internal organization.

Exploration and Production primarily explores for, develops and extracts liquid hydrocarbons, which are then processed into crude oil and natural gas liquids, primarily through the Company's subsidiaries, Yuganskneftegas and Tomskneft in Western Siberia, and Samaraneftegas in the Samara region of the Russian Federation.

Refining and Marketing primarily refines, markets and distributes crude oil and refined petroleum products for export and domestic sales.

In addition to these two major business segments, the Corporate and Other segment consists primarily of the Company's corporate offices, which provide treasury operations, business services and infrastructure support to its operating business segments, and other subsidiaries, which provide procurement and logistics services to internal and third parties.

The accounting policies of the business segments are the same as those described in the Summary of Significant Accounting Policies (Note 3). Sales from the transfer of products between segments are at actual sales prices. Domestic sales exclude distribution costs which, under the Russian crude oil distribution system, are charged to the purchasers of crude oil by Transneft, the state-owned oil distribution company. Costs and other deductions exclude internal transfers. Intersegment purchases represent the elimination of intersegment sales for the purposes of deriving segment net income. Corporate administration costs and assets are not allocated to the operating segments. Segment assets do not include intercompany investments or intercompany receivable balances.

No individual customer comprised more than 10 percent of the Company's sales during 2001 or 2000. Management does not believe that the Company is reliant on any particular customer.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 23: Segment Information (Continued)

Operating segment information as at and for the year ended December 31, 2001 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Intersegment sales elimination	Total
Sales and other operating revenues					
Export sales – crude oil	-	4,942	-	-	4,942
Export sales – petroleum products	-	1,692	-	-	1,692
Domestic sales – crude oil	5	50	-	-	55
Domestic sales – petroleum products	6	2,504	-	-	2,510
Other	171	85	6	-	262
Intersegment sales	2,368	55	1	(2,424)	-
Total sales and other operating revenues	2,550	9,328	7	(2,424)	9,461
Costs and other deductions					
Crude oil and petroleum products purchased	-	481	-	-	481
Operating expenses	849	363	-	-	1,212
Distribution expenses	-	999	-	-	999
Selling, general and administrative expenses	142	235	299	-	676
Depletion, depreciation and amortization	240	22	8	-	270
Taxes other than income tax	646	1,428	1	-	2,075
Exploration expenses	52	-	-	-	52
Other	32	5	25	-	62
Intersegment purchases	53	2,366	5	(2,424)	-
Total costs and other deductions	2,014	5,899	338	(2,424)	5,827
Interest income	1	-	308	-	309
Interest expense	(6)	-	(39)	-	(45)
Exchange gain (loss), net	(14)	(130)	(26)	-	(170)
Other income, net	-	-	138	-	138
Total other income (loss)	(19)	(130)	381	-	232
Total income tax expense (benefit)	175	548	(21)	-	702
Minority interest	(16)	8	-	-	(8)
Segment net income	326	2,759	71	-	3,156
Additions to property, plant and equipment	759	98	36		893
Total assets	3,331	2,188	4,979		10,498

(expressed in U.S. Dollars (tabular amounts in millions))

Note 23: Segment Information (Continued)

Operating segment information as at and for the year ended December 31, 2000 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Intersegment sales elimination	Total
Sales and other operating revenues					
Export sales – crude oil	-	4,639	-	-	4,639
Export sales – petroleum products	-	1,448	-	-	1,448
Domestic sales – crude oil	-	142	-	-	142
Domestic sales – petroleum products	14	2,497	-	-	2,511
Other	176	108	8	-	292
Intersegment sales	1,382	29	6	(1,417)	-
Total sales and other operating revenues	1,572	8,863	14	(1,417)	9,032
Costs and other deductions					
Crude oil and petroleum products purchased	-	662	-	-	662
Operating expenses	623	258	-	-	881
Distribution expenses	-	680	-	-	680
Selling, general and administrative expenses	146	273	123	-	542
Depletion, depreciation and amortization	187	26	5	-	218
Taxes other than income tax	443	801	2	-	1,246
Exploration expenses	35	-	-	-	35
Other	65	6	9	-	80
Intersegment purchases	29	1,382	6	(1,417)	-
Total costs and other deductions	1,528	4,088	145	(1,417)	4,344
Interest income	2	-	130	-	132
Interest expense	(33)	-	(127)	-	(160)
Exchange gain (loss), net	41	(22)	24	-	43
Other income, net	-	-	247	-	247
Total other income (loss)	10	(22)	274	-	262
Total income tax expense (benefit)	(68)	649	626	-	1,207
Minority interest	(17)	(2)	-	-	(19)
Segment net income (loss)	105	4,102	(483)	-	3,724
Additions to property, plant and equipment	466	65	30		561
Total assets	2,868	1,952	3,704		8,524

YUKOS Oil Company

SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

(expressed in U.S. Dollars (tabular amounts in millions))

In accordance with Statement of Financial Accounting Standards No. 69, *Disclosures about Oil and Gas Producing Activities* ("SFAS 69"), this section provides supplemental information on oil and gas exploration and production activities.

The Company's production activities are almost exclusively within the Russian Federation; therefore, all of the information provided in this section pertains entirely to this region. The Company operates directly and through various production subsidiaries.

Oil and Gas Exploration and Development Costs

The following tables set forth information regarding oil and gas exploration and development costs. The amounts reported as costs incurred include both capitalized costs and costs charged to expense during the year.

	Year ended December 31,	
	2001	2000
Costs incurred in exploration and development activities		
Development costs	647	419
Property acquisition costs	-	65
Exploration costs	102	54
Total costs incurred in exploration and development activities	749	538

	December 31,	
	2001	2000
Capitalized costs of oil and gas properties		
Producing assets	1,320	1,225
Support facilities and equipment	1,920	1,605
Incomplete construction	638	327
Total capitalized costs of oil and gas properties	3,878	3,157
Accumulated depreciation, depletion and amortization	(1,108)	(875)
Net capitalized costs of oil and gas properties	2,770	2,282

(expressed in U.S. Dollars (tabular amounts in millions))

Results of Operations for Oil and Gas Producing Activities

The Company's results of operations for oil and gas producing activities are shown below. Natural gas production does not represent a material portion of the Company's total oil and gas production.

In accordance with SFAS 69, results of operations for oil and gas producing activities do not include general corporate overhead and monetary effects, nor their associated tax effects. Income tax is based on statutory rates for the year, adjusted for tax deductions, tax credits and allowances.

	Year ended December 31,	
	2001	2000
Revenues from net production		
Sales	4,524	4,350
Transfers [1]	1,678	2,205
	6,202	6,555
Operating expenses	726	523
Taxes other than income tax	1,333	900
Depreciation, depletion and amortization	159	149
Exploration expenses	52	35
Related income tax expense	576	695
Results of operations for oil and gas producing activities	3,356	4,253

[1] Transfers represent oil transferred to affiliated enterprises for processing. Such transfers are valued at average domestic market prices for crude oil, as required under SFAS 69.

(expressed in U.S. Dollars (tabular amounts in millions))

Proved Oil and Gas Reserve Quantities

As determined by the Company's independent reservoir engineers, DeGolyer and MacNaughton, the following information presents the quantities of proved oil and gas reserves and changes thereto as at and for the years ended December 31, 2001 and 2000. The definitions used are in accordance with applicable United States Securities and Exchange Commission ("SEC") regulations.

Proved reserves are defined as the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic conditions. In some cases, substantial new investment in additional wells and related support facilities and equipment will be required to recover such proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change over time as additional information becomes available.

Management believes that proved reserves should include quantities which are expected to be produced after the expiry dates of the Company's production licenses. These licenses expire between 2013 and 2026, with the most significant licenses expiring between 2013 and 2015. The licenses may be extended at the initiative of the Company and management intends to extend such licenses for properties expected to produce subsequent to their license expiry dates. The Company has disclosed information on proved oil and gas reserve quantities and standardized measure of discounted future net cash flows for periods up to and past the license expiry dates separately.

Proved developed reserves are those reserves which are expected to be recovered through existing wells with existing equipment and operating methods. Undeveloped reserves are those reserves which are expected to be recovered as a result of future investments to drill new wells, to recomplete existing wells and/or install facilities to collect and deliver the production from existing and future wells.

"Net" reserves exclude quantities due to others when produced.

Reserves attributable to certain oil and gas discoveries were not considered proved at December 31, 2001, 2000 and 1999 due to geological, technological or economic uncertainties and therefore are not included in the tabulation.

The below reserve quantities include 100 percent of the net reserve quantities attributable to the Company's consolidated subsidiaries.

A portion of the Company's total proved reserves are classified as either developed nonproducing or undeveloped. Of the nonproducing reserves, a portion represents existing wells which are to be returned to production at a future date. The further development of these reserves is dependent on various economic factors which influence the level of funds available to the Company.

The net prices used in the forecast of future net revenues are the year-end weighted-average of the prices received for sales domestically, for exports to former Soviet Union ("FSU") countries, for exports to nonFSU countries, after adjustments, where applicable, for certain costs, duties and taxes.

(expressed in U.S. Dollars (tabular amounts in millions))

Proved Oil and Gas Reserve Quantities (Continued)

Net proved reserves of crude oil, condensate and natural gas liquids are presented below.

	Net proved reserves of crude oil, condensate and natural gas liquids recoverable up to license expiry dates		Net proved reserves of crude oil, condensate and natural gas liquids recoverable past license expiry dates		Total net proved reserves of crude oil, condensate and natural gas liquids	
	Millions of barrels	*Millions of metric tons*	*Millions of barrels*	*Millions of metric tons*	*Millions of barrels*	*Millions of metric tons*
Reserves at December 31, 1999	5,050	690	4,503	613	9,553	1,303
Changes attributable to:						
Revisions	292	40	(95)	(12)	197	28
Extensions and discoveries	158	22	33	4	191	26
Acquisitions	51	7	2	-	53	7
Production	(366)	(50)	-	-	(366)	(50)
Reserves at December 31, 2000	5,185	709	4,443	605	9,628	1,314
Changes attributable to:						
Revisions	196	27	(22)	(4)	174	23
Extensions and discoveries	130	18	41	6	171	24
Production	(421)	(58)	-	-	(421)	(58)
Reserves at December 31, 2001	5,090	696	4,462	607	9,552	1,303
Net proved developed reserves (included above)						
At December 31, 1999	3,990	545	3,460	472	7,450	1,017
At December 31, 2000	4,092	559	3,407	465	7,499	1,024
At December 31, 2001	4,072	557	3,386	462	7,458	1,019

(expressed in U.S. Dollars (tabular amounts in millions))

Proved Oil and Gas Reserve Quantities (Continued)

Net proved reserves of natural gas are presented below.

	Net proved reserves of natural gas recoverable up to license expiry dates		Net proved reserves of natural gas recoverable past license expiry dates		Total net proved reserves of natural gas	
	Billion of cubic feet	*Billions of cubic meters*	*Billion of cubic feet*	*Billions of cubic meters*	*Billion of cubic feet*	*Billions of cubic meters*
Reserves at December 31, 1999	1,193	34	1,077	30	2,270	64
Changes attributable to:						
Revisions	89	3	(28)	(2)	61	1
Extensions and discoveries	47	1	10	1	57	2
Acquisitions	160	5	3	-	163	5
Production	(103)	(3)	-	-	(103)	(3)
Reserves at December 31, 2000	1,386	40	1,062	29	2,448	69
Changes attributable to:						
Revisions	80	2	(7)	-	73	2
Extensions and discoveries	38	1	12	-	50	1
Production	(117)	(3)	-	-	(117)	(3)
Reserves at December 31, 2001	1,387	40	1,067	29	2,454	69
Net proved developed reserves (included above)						
At December 31, 1999	927	26	790	23	1,717	49
At December 31, 2000	978	28	782	22	1,760	50
At December 31, 2001	991	28	778	22	1,769	50

(expressed in U.S. Dollars (tabular amounts in millions))

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows is calculated in accordance with SFAS 69. SFAS 69 requires measurement of future net cash flows by applying year-end prices and costs and a discount factor of ten percent to year-end quantities of estimated net proved reserves using a standardized formula. The calculation assumes continuation of year-end economic and political conditions and requires extensive judgment in estimating the timing of future production of reserves. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculation. As a result, future cash flows calculated under SFAS 69 are not necessarily indicative of the Company's future cash flows, nor the fair value of its oil and gas reserves; other assumptions of equal validity could give rise to materially different results.

As described in the previous section, the Company has disclosed standardized measure of discounted future net cash flows for periods up to and past the license expiry dates separately..

	December 31, 2001		
	Future cash flows attributable to net proved reserves recoverable up to license expiry dates	Future cash flows attributable to net proved reserves recoverable past license expiry dates	Future cash flows attributable to total recoverable net proved reserves
Future cash inflows from production	61,239	53,467	114,706
Future development and production costs	(27,722)	(23,976)	(51,698)
Future income tax expense	(6,498)	(6,935)	(13,433)
Undiscounted future net cash flows	27,019	22,556	49,575
Ten percent annual discount	(11,563)	(20,027)	(31,590)
Standardized measure of discounted future net cash flows	15,456	2,529	17,985

(expressed in U.S. Dollars (tabular amounts in millions))

Standardized Measure of Discounted Future Net Cash Flows (Continued)

	December 31, 2000		
	Future cash flows attributable to net proved reserves recoverable up to license expiry dates	Future cash flows attributable to net proved reserves recoverable past license expiry dates	Future cash flows attributable to total recoverable net proved reserves
Future cash inflows from production	67,610	57,372	124,982
Future development and production costs	(29,315)	(26,112)	(55,427)
Future income tax expense	(5,694)	(4,423)	(10,117)
Undiscounted future net cash flows	32,601	26,837	59,438
Ten percent annual discount	(14,219)	(24,297)	(38,516)
Standardized measure of discounted future net cash flows	18,382	2,540	20,922

Changes in Standardized Measure of Discounted Future Net Cash Flows

	Year ended December 31, 2001		
	Future cash flows attributable to net proved reserves recoverable up to license expiry dates	Future cash flows attributable to net proved reserves recoverable past license expiry dates	Future cash flows attributable to total recoverable net proved reserves
Standardized measure of discounted future net cash flows at beginning of year	18,382	2,540	20,922
Sales and transfers of oil and gas produced	(3,932)	-	(3,932)
Accretion of discount	2,159	289	2,448
Net change in sales prices and in production (lifting) costs related to future production	(2,265)	990	(1,275)
Net change due to revisions in quantity estimates	823	(383)	440
Changes in estimated future development costs	(400)	(12)	(412)
Net change due to extensions, discoveries and improved recovery	549	(90)	459
Net change in income tax expense	(507)	(805)	(1,312)
Development costs incurred	647	-	647
Net change for the year	(2,926)	(11)	(2,937)
Standardized measure of discounted future net cash flows at end of year	15,456	2,529	17,985

(expressed in U.S. Dollars (tabular amounts in millions))

Changes in Standardized Measure of Discounted Future Net Cash Flows (Continued)

	Year ended December 31, 2000		
	Future cash flows attributable to net proved reserves recoverable up to license expiry dates	Future cash flows attributable to net proved reserves recoverable past license expiry dates	Future cash flows attributable to total recoverable net proved reserves
Standardized measure of discounted future net cash flows at beginning of year	22,489	3,027	25,516
Sales and transfers of oil and gas produced	(4,948)	-	(4,948)
Accretion of discount	2,612	352	2,964
Net change in sales prices and in production (lifting) costs related to future production	(4,467)	(13)	(4,480)
Net change due to revisions in quantity estimates	1,345	(775)	570
Changes in estimated future development costs	(351)	19	(332)
Net change due to purchases and sales of minerals in place	97	-	97
Net change due to extensions, discoveries and improved recovery	740	(211)	529
Net change in income tax expense	446	141	587
Development costs incurred	419	-	419
Net change for the year	(4,107)	(487)	(4,594)
Standardized measure of discounted future net cash flows at end of year	18,382	2,540	20,922

YUKOS Oil Company
U.S. GAAP Interim Condensed Consolidated Financial Statements
March 31, 2002

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
113054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of YUKOS Oil Company

We have reviewed the accompanying interim condensed consolidated balance sheet of YUKOS Oil Company and its subsidiaries as of March 31, 2002, and the related interim condensed consolidated statements of income, of cash flows, of shareholders' equity and of comprehensive income for the three-month period ended March 31, 2002. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers

Moscow, Russian Federation
September 24, 2002

YUKOS Oil Company
Interim Condensed Consolidated Balance Sheets (UNAUDITED)
(expressed in millions of U.S. Dollars, except as indicated)

	Notes	March 31, 2002	December 31, 2001
Assets			
Cash and cash equivalents	2	478	684
Cash and cash equivalents at equity investees	2	639	725
Marketable securities and other short-term investments	3	2,138	2,036
Accounts and notes receivable, net	4	2,175	1,906
Inventories	5	417	414
Current deferred income tax asset and other current assets		239	145
Total current assets		6,086	5,910
Equity investees and long-term investments at cost		205	204
Property, plant and equipment, net		4,234	3,763
Deferred income tax asset and other long-term assets		677	621
Total assets		11,202	10,498
Liabilities and Shareholders' Equity			
Short-term debt and current portion of long-term debt		94	109
Accounts and notes payable and accrued liabilities	7	861	700
Taxes payable	8	456	512
Current deferred income tax liability		8	30
Total current liabilities		1,419	1,351
Long-term debt		7	7
Deferred income tax liability		797	669
Other long-term liabilities		203	230
Total liabilities		2,426	2,257
Minority interest		170	182
Ordinary shares (authorized and issued at March 31, 2002 and December 31, 2001 – 2,237 million shares; nominal value – RR 0.004 per share)		9	9
Additional paid in capital		926	924
Retained earnings		7,676	7,214
Accumulated other comprehensive income (net of income tax expense of USD 5 and USD 1 at March 31, 2002 and December 31, 2001, respectively)		108	26
Ordinary shares held in treasury, at cost (84 and 85 million shares at March 31, 2002 and December 31, 2001, respectively)		(113)	(114)
Total shareholders' equity		8,606	8,059
Commitments and contingent liabilities	10		
Total liabilities and shareholders' equity		11,202	10,498

The accompanying notes are an integral part of these interim condensed consolidated financial statements

YUKOS Oil Company

Interim Condensed Consolidated Statements of Income (UNAUDITED)

(expressed in millions of U.S. Dollars, except as indicated)

	Notes	Three months ended March 31, 2002	2001
Sales and other operating revenues (including excise tax (Note 8))	11	2,009	2,412
Operating costs and other deductions			
Crude oil and petroleum products purchased		49	171
Operating expenses		319	288
Distribution expenses		280	221
Selling, general and administrative expenses		114	149
Depreciation, depletion and amortization		75	62
Taxes other than income tax	8	536	536
Write-offs of property and investments		15	15
Exploration expenses		2	11
Maintenance of social infrastructure expenses		2	4
Total operating costs and other deductions		1,392	1,457
Other income			
Realized gains on marketable securities, net		-	8
Income from equity affiliates		1	6
Other income, net		14	28
Interest income		66	79
Interest expense		(8)	(17)
Exchange loss, net		(41)	(73)
Total other income		32	31
Income before income tax and minority interest		649	986
Income tax			
Current income tax expense		67	125
Deferred income tax expense		131	345
Total income tax expense		198	470
Income before minority interest		451	516
Minority interest		11	10
Net income		462	526
Basic and diluted earnings per share (USD per share)		0.21	0.25
Weighted-average shares outstanding (millions of shares)	9		
Basic		2,153	2,138
Diluted		2,156	2,138

The accompanying notes are an integral part of these interim condensed consolidated financial statements

YUKOS Oil Company

Interim Condensed Consolidated Statements of Cash Flows (UNAUDITED)

(expressed in millions of U.S. Dollars)

	Three months ended March 31,	
	2002	2001
Operating activities		
Net income	462	526
Total of adjustments to reconcile net income to net cash provided by operating activities	185	473
Total changes in operational working capital, excluding cash and debt	(262)	(163)
Net cash provided by operating activities	385	836
Investing activities		
Net additions to property, plant and equipment	(277)	(193)
Net purchases of long-term investments, including additional shares of subsidiaries and advances to investment dealers	(479)	(26)
Net sales and maturities (purchases) of marketable securities and other short-term investments	118	(355)
Other	(7)	71
Net cash used for investing activities	(645)	(503)
Financing activities		
Net repayments of short-term debt	(6)	(25)
Repayments of long-term debt	(9)	(25)
Net sales of treasury shares	3	32
Dividends paid	(5)	(93)
Other	(1)	-
Net cash used for financing activities	(18)	(111)
Effect of foreign exchange on cash balances	(14)	(38)
Net change in cash and cash equivalents	(292)	184
Cash and cash equivalents at beginning of period	1,409	1,939
Cash and cash equivalents at end of period	1,117	2,123

The accompanying notes are an integral part of these interim condensed consolidated financial statements

YUKOS Oil Company

Interim Condensed Consolidated Statements of Shareholders' Equity and of Comprehensive Income (UNAUDITED)

(expressed in millions of U.S. Dollars)

	Number of ordinary shares issued (millions)	Ordinary shares	Additional paid in capital	Retained earnings	Accumulated other comprehensive income	Ordinary shares held in treasury	Total shareholders' equity
Balance at December 31, 2001	2,237	9	924	7,214	26	(114)	8,059
Net income	-	-	-	462	-	-	462
Other comprehensive income	-	-	-	-	82	-	82
Sale of treasury shares	-	-	2	-	-	1	3
Balance at March 31, 2002	2,237	9	926	7,676	108	(113)	8,606

Comprehensive income for the three months ended March 31, 2002 and 2001 was as follows:

	Three months ended March 31,	
	2002	2001
Net income	462	526
Other comprehensive income		
Change in net unrealized gains on securities	80	20
Foreign currency translation adjustment	2	-
Total other comprehensive income	82	20
Total comprehensive income	544	546

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 1: Basis of Interim Condensed Consolidated Financial Statement Preparation

These unaudited interim condensed consolidated financial statements should be read in conjunction with the YUKOS Oil Company audited consolidated financial statements as of and for the year ended December 31, 2001. The year-end condensed consolidated balance sheet data has been derived from audited financial statements, but since it is presented on a condensed basis does not include all the disclosures required by the accounting principles generally accepted in the United States of America for annual financial statements.

YUKOS Oil Company and its subsidiaries and associates (the "Company") are a vertically integrated group of companies. In the opinion of the Company's management, the information furnished herein reflects all known accruals and adjustments necessary for a fair statement of the results for the period reported herein. All such adjustments are of a normal recurring nature.

Currency exchange rates. The official rate of exchange of the Russian Ruble ("RR") to the U.S. Dollar ("USD") at March 31, 2002 and December 31, 2001 was RR 31.12 to USD 1.00 and RR 30.14 to USD 1.00, respectively. These rates were used for translating Russian Rubles to US Dollars for monetary assets and liabilities. The condensed consolidated statements of income and of cash flows have been translated at the appropriate average quarterly exchange rates (RR 30.76 to USD 1.00 for the three months ended March 31, 2002 and RR 28.54 to USD 1.00 for the three months ended March 31, 2001).

Accounting changes. From January 1, 2002, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), which clarified certain implementation issues arising from Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived assets to Be Disposed Of* ("SFAS 121"). The effect of adoption of this new standard on the Company's interim condensed consolidated financial statements was not material.

From January 1, 2002, the Company adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized and requires that such goodwill and intangible assets be tested annually for impairment. The effect of adoption of this new standard on the Company's interim condensed consolidated financial statements was not material.

Recent accounting pronouncements. In September 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"). SFAS 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. Management has not yet estimated the effect that SFAS 143 will have on the Company.

(expressed in millions of U.S. Dollars)

Note 2: Cash and Cash Equivalents

The interim condensed consolidated statements of cash flows provide information about changes in cash and cash equivalents. At March 31, 2002 and December 31, 2001, cash and cash equivalents comprised the following:

	March 31, 2002	December 31, 2001
U.S. Dollar bank deposits	730	926
U.S. Dollar bank promissory notes	-	15
Russian Ruble bank deposits (RR 10,920 million and RR 13,883 million at March 31, 2002 and December 31, 2001, respectively)	351	460
Russian Ruble certificates of deposit (RR 99 million and RR 20 million at March 31, 2002 and December 31, 2001, respectively)	3	1
Russian Ruble bank promissory notes (RR 1,024 million and RR 220 million at March 31, 2002 and December 31, 2001, respectively)	33	7
	1,117	1,409
Less: cash and cash equivalents at Trust and Investment Bank and Bank MENATEP Saint Petersburg	(639)	(725)
Total cash and cash equivalents	478	684

Cash and cash equivalents at equity investees, Trust and Investment Bank and Bank MENATEP Saint Petersburg, include bank deposits at, promissory notes of, and certificates of deposit at the banks. The Company's balances at the banks comprise a substantial portion of the banks' total deposits.

Note 3: Marketable Securities and Other Short-Term Investments

	March 31, 2002	December 31, 2001
Marketable securities	1,734	1,577
Short-term investments	404	459
Total marketable securities and other short-term investments	2,138	2,036

Substantially all marketable securities held by the Company are classified as available-for-sale. The Company trades primarily in the Russian securities market. Unrealized gains and losses, net of related income taxes, for available-for-sale securities are included in accumulated other comprehensive income within shareholders' equity. Realized gains and losses are included in income on a current basis. Details of the net carrying amounts, net unrealized holding gains and losses, and fair values of marketable securities at March 31, 2002 and December 31, 2001 are as follows:

(expressed in millions of U.S. Dollars)

Note 3: Marketable Securities and Other Short-Term Investments (Continued)

	Net carrying amount	Net unrealized holding gains (losses)	Fair value
Bonds and other Russian government securities	881	51	932
Corporate debt securities	597	14	611
Equity securities	145	46	191
Total marketable securities at March 31, 2002	1,623	111	1,734
Bonds and other Russian government securities	829	33	862
Corporate debt securities	661	5	666
Equity securities	60	(11)	49
Total marketable securities at December 31, 2001	1,550	27	1,577

Note 4: Accounts and Notes Receivable, Net

	March 31, 2002	December 31, 2001
Prepaid and recoverable value-added and other taxes	758	821
Trade accounts receivable (net of allowances for doubtful accounts of USD 38 million and USD 50 million at March 31, 2002 and December 31, 2001, respectively)	728	461
Advances to suppliers (net of allowances for doubtful accounts of USD 5 million and USD 4 million at March 31, 2002 and December 31, 2001, respectively)	217	172
Promissory notes receivable (net of allowances for doubtful accounts of RR nil at both March 31, 2002 and December 31, 2001)	26	27
Other receivables (net of allowances for doubtful accounts of USD 22 million at both March 31, 2002 and December 31, 2001, respectively)	446	425
Total accounts and notes receivable, net	2,175	1,906

Note 5: Inventories

	March 31, 2002	December 31, 2001
Crude oil and petroleum products	200	191
Materials and supplies	217	223
Total inventories	417	414

(expressed in millions of U.S. Dollars)

Note 6: Acquisitions

Acquisition of OAO Arcticgas. In March 2002, the Company purchased an 88 percent interest in OAO Arcticgas ("Arcticgas"), a holder of exploration and development licenses for a number of gas and condensate fields located in Western Siberia. The total purchase price of the interest was USD 251.8 million, which included the repayment of certain outstanding liabilities of Arcticgas.

The purchase of Arcticgas was one step in the Company's pursuit of expansion opportunities in Russia's natural gas market.

The results of operations of Arcticgas were included in the interim condensed consolidated statements of income starting from March 2002. No pro forma results have been provided as the acquisition does not have a material impact on the Company's interim condensed consolidated financial statements.

Acquisition of ZAO Rospan International. In December 2001 and into 2002, the Company entered into a series of arrangements that would allow it to acquire, through intermediaries, up to a 100 percent stake in ZAO Rospan International ("Rospan"), a domestic natural gas producer which is currently under bankruptcy administration. Under such arrangements, the intermediaries acquired control of 100 percent of Rospan's shares and certain other assets unrelated to Rospan for USD 121 million. The Company also provided USD 111 million for potential or actual retirement of Rospan's outstanding liabilities. Additionally, in June 2002, the Company paid USD 20 million to extinguish a purchase option over a portion of the Company's interest in Rospan shares. Efforts are currently continuing to finalize the transaction. At March 31, 2002, advances provided to the intermediaries for the acquisition of Rospan are included within other long-term assets in the interim condensed consolidated balance sheet. In May 2002, the Company, through intermediaries, facilitated the sale of 44 percent of the above shares in Rospan to Tyumen Oil Company for USD 44 million.

Acquisition of ZAO Urengoil Inc. In two transactions in December 2001 and May 2002, the Company acquired a 100 percent interest in ZAO Urengoil Inc., a domestic natural gas producer, for USD 75 million. The shares acquired at March 31, 2002 are included within equity investees and long-term investments at cost, as the Company did not have greater than 50 percent ownership of the voting shares at that date.

Acquisition of Transpetrol a.s. subsequent to March 31, 2002. In April 2002, the Company acquired a 49 percent interest in Transpetrol a. s., a Slovakian state-owned oil pipeline operator, for USD 74 million.

Acquisition of additional stake in Eastern Oil Company subsequent to March 31, 2002. In May 2002, the Company acquired an additional 36.8 percent stake in Eastern Oil Company for USD 225.4 million, effectively increasing its ownership to 92.8 percent.

Acquisition of stakes in AB Mazeikiu Nafta subsequent to March 31, 2002. In June 2002, the Company purchased a 26.85 percent stake in AB Mazeikiu Nafta ("MN"), a Lithuanian company. The Company's contribution consisted of USD 75 million for the purchase of shares, and a USD 75 million loan (secured with a guarantee provided by the Lithuanian Government) to modernize the refinery owned by MN. The Company has also contracted to provide annual crude oil supplies of 4.8 million metric tons (35 million barrels) per annum to MN's refinery for the next ten years. In September 2002, the Company entered into an agreement to purchase an additional 26.85 percent stake in MN, including the rights to manage MN, for USD 85 million. In connection with this additional purchase, the Company assumed the rights and obligations relating to a loan to MN of USD 75 million (also secured with a guarantee provided by the Lithuanian Government) on closing of the transaction, which is expected by the end of September 2002.

The June purchase of 26.85 percent is being challenged by certain MN minority shareholders. A lower court ruling in Lithuania brought into question the legality of actions in April 2002 which allowed the purchase of the shares to occur. The ruling of the lower court has not yet become effective. MN intends to appeal the ruling and believes that the situation will be successfully resolved.

(expressed in millions of U.S. Dollars)

Note 7: Accounts and Notes Payable and Accrued Liabilities

	March 31, 2002	December 31, 2001
Trade accounts and notes payable	267	200
Promissory notes payable	92	94
Dividends payable	4	9
Advances from customers	35	67
Salaries and wages payable	25	34
Veteran Social Support Program benefits payable	100	87
Other	338	209
Total accounts and notes payable and accrued liabilities	861	700

Note 8: Taxes

Taxes other than income tax included in the interim condensed consolidated statements of income for the three months ended March 31, 2002 and 2001 were as follows:

	Three months ended March 31,	
	2002	2001
Export duties	149	318
Unified production tax	244	-
Royalty and mineral restoration tax	-	70
Excise tax	89	110
Road users tax	26	21
Property tax	15	10
Tax penalties and interest	3	-
Other	10	7
Total taxes other than income tax	536	536

Taxes payable at March 31, 2002 and December 31, 2001 were as follows:

	March 31, 2002	December 31, 2001
Value-added tax	153	132
Income tax	39	95
Tax penalties and interest	31	62
Excise tax	60	91
Road users tax	25	14
Property tax	24	13
Unified production tax	88	-
Royalty and mineral restoration tax	-	64
Other	36	41
Total current taxes payable	456	512

Note 8: Taxes (Continued)

At March 31, 2002 and December 31, 2001, USD 122 million and USD 87 million, respectively, of value-added

(expressed in millions of U.S. Dollars)

tax payable represent deferred amounts, which are due upon settlement of the related receivable balances.

Note 9: Earnings Per Share

Basic and diluted weighted-average number of ordinary shares outstanding for the three months ended March 31, 2002 and 2001 were as follows (millions of shares):

	Three months ended March 31,	
	2002	2001
Weighted-average shares outstanding – basic earnings per share	2,153	2,138
Add: incremental shares from assumed conversions of		
Stock options	1	-
Conditional stock	2	-
Weighted-average shares outstanding – diluted earnings per share	2,156	2,138

Note 10: Commitments and Contingent Liabilities

Operating environment. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls, a low level of liquidity in the public and private debt and equity markets, and continued inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Guarantees. The Company has issued guarantees to and on behalf of various organizations such as government entities and strategic customers or suppliers. At March 31, 2002, these guarantees totaled USD 142 million.

Taxation. Russian tax legislation is subject to varying interpretations and constant changes, which may be retroactive. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest. Consolidated tax returns are not required under existing Russian tax legislation. Tax audits are performed on an individual entity basis only. Tax periods remain open to review by the tax authorities for three years.

(expressed in millions of U.S. Dollars)

Note 10: Commitments and Contingent Liabilities (Continued)

Environmental liabilities. The Company and its predecessor entities have operated in the Russian Federation for many years and certain environmental problems have developed. Environmental regulations and their enforcement are continually being considered by government authorities and the Company periodically evaluates its obligations related thereto. As obligations are determined, they are provided for over the estimated remaining lives of the related oil and gas reserves, or recognized immediately, depending on their nature. The outcome of environmental liabilities under proposed or any future legislation, or as a result of stricter enforcement of existing legislation, cannot reasonably be estimated. Under existing legislation, management believes there are no probable liabilities that are in excess of amounts accrued under the units-of-production method in the interim condensed consolidated financial statements which would have a material adverse effect on the financial position, operating results or liquidity of the Company.

Legal contingencies. The Company is the named defendant in a number of lawsuits as well as a named party in numerous other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or liquidity of the Company.

Note 11: Segment Information

The Company's business activities are conducted predominantly through two major business segments: Exploration and Production, and Refining and Marketing. These segments were determined based on the way that management organizes the segments within the Company for making operating decisions and assessing performance, and how they are evident from the structure of the Company's internal organization.

Operating segment information as at and for the three months ended March 31, 2002 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Inter-segment revenues	Total
Export sales – crude oil	-	1,092	-	-	1,092
Export sales – oil products	-	362	-	-	362
Domestic sales – crude oil	1	16	-	-	17
Domestic sales – oil products	2	441	-	-	443
Other	81	13	1	-	95
Intersegment revenues	424	5	4	(433)	-
Total sales and other operating revenues	508	1,929	5	(433)	2,009
Segment net income (loss)	(65)	673	(146)	-	462
Additions to property, plant and equipment	209	49	34	-	292

(expressed in millions of U.S. Dollars)

Note 11: Segment Information (Continued)

Operating segment information as at and for the three months ended March 31, 2001 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Inter-segment revenues	Total
Export sales – crude oil	-	1,277	-	-	1,277
Export sales – oil products	-	421	-	-	421
Domestic sales – crude oil	-	7	-	-	7
Domestic sales – oil products	3	631	-	-	634
Other	45	14	14	-	73
Intersegment revenues	461	3	-	(464)	-
Total sales and other operating revenues	509	2,353	14	(464)	2,412
Segment net income (loss)	41	664	(179)	-	526
Additions to property, plant and equipment	163	30	1	-	194